                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

SECTION 240.13e.100.

         Schedule 13E-3 [Section 240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [Section 240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              [AMENDMENT NO. 1]



                          CAPITAL FACTORS HOLDING, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                    UNION PLANTERS BANK, NATIONAL ASSOCIATION
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    139905103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           E. James House, Jr. - 7130 Goodlett Farms Parkway, Memphis,
                        Tennessee 38018 - (901) 580-6596
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     a. The filing of solicitation materials or an information statement
--- subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
        240.13e-3(c)] under the Securities Exchange Act of 1934.

     b. The filing of a registration statement under the Securities Act of 1933.
---
     c. A tender offer.
---
 X   d. None of the above.
---
     Check the following box if the soliciting materials or information
---  statement referred to in checking box (a) are preliminary copies:


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                                      Amount of filing fee
     $16,645,335                                                  $3,329
--------------------------------------------------------------------------------

* The filing fee as calculated in accordance with Rule 0-11 by multiplying the product of cash consideration amount of $17.50 per share and 951,162, the remaining number of shares outstanding not owned by filer, by 1/50 of one percent.


 X   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
--- and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,329
                       ---------------------------------------------------

Form or Registration No.: Schedule 13E-3
                         -------------------------------------------------

Filing Party: Union Planters Bank, National Association
             -------------------------------------------------------------

Date Filed: October 26, 1998
           ---------------------------------------------------------------


    Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a) See response to Item 8(d).


(b) (1) Stifel Nicolaus & Company, Incorporated prepared the fairness opinion which has been previously filed as Exhibit B and the fairness opinion analysis which is attached hereto as Exhibit B(1).



    (2) See "SPECIAL FACTORS -- Opinion of the Financial Advisor" in the Information Statement attached hereto as Exhibit D which has been previously filed. The first sentence of the fifth paragraph of the "SPECIAL FACTORS -- Opinion of the Financial Advisor" Section of the Information Statement is replaced by the following sentences.
            "Stifel was furnished by representatives of management of the Company financial forecasts and related assumptions for the fiscal years ending 1998 and 1999 prepared by management of the Company. Utilizing the forecasts, publicly available information, and other information furnished to Stifel by the Company, in consultation with the Company's management and with the Company's advice and consent, Stifel created a five-year financial projection for use in preparing Stifel's opinion. The 1998 and 1999 financial forecasts were modified in consultation with the Company's management through the process of creating the five-year financial projection, and such final financial forecasts were incorporated into the five-year financial projection."

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

Furnish a copy of:

(a) Not applicable.


(b) The opinion of Stifel, Nicolaus & Company, Incorporated has been previously filed as Exhibit B. The fairness opinion analysis of Stifel, Nicolaus & Company, Incorporated is attached as Exhibit B(1).


(c) Not applicable.


(d) The Information Statement to be furnished to Minority Holders has been previously filed as Exhibit D.


(e) Not applicable.

(f) Not applicable.


                                    SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the amendment to this statement is true, complete and correct.



                                                 November 30, 1998
                                                 -------------------------------
                                                                   (Date)


                                                 /s/ E. James House, Jr.
                                                 -------------------------------
                                                                   (Signature)

                                                 E. James House, Jr.
                                                 -------------------------------
                                                 Corporate Secretary
                                                 -------------------------------
                                                                (Name and Title)

                         CAPITAL FACTORS HOLDING, INC.
                           FAIRNESS OPINION ANALYSIS

                                OCTOBER 16, 1998

                               TABLE OF CONTENTS


                         CAPITAL FACTORS HOLDING, INC.
                           FAIRNESS OPINION ANALYSIS

                                                                                                                             TAB
                                                                                                                             ---
SUMMARY INFORMATION
      Stifel's Process.................................................................................................       1
      Summary Terms of the Transaction.................................................................................       2
      Stock Ownership..................................................................................................       3
      Transactions Between Affiliates..................................................................................       4

EXECUTIVE SUMMARY OF ANALYSIS
      Overview of Valuation Methodologies and Summary of Values........................................................       5
      Historical Performance Data......................................................................................       6

COMPARABLE PUBLIC COMPANY ANALYSIS
      Valuation Graph..................................................................................................       7
      Description of Selected Comparable Companies and Process.........................................................       8
      Market Data and Implied Values...................................................................................       9
      Liquidity Graph..................................................................................................      10

DISCOUNTED CASH FLOW ANALYSIS
      DCF Graphs.......................................................................................................      11
      DCF Valuation Tables.............................................................................................      12
      Description of the DCF Process and Assumptions Used..............................................................      13
      Financial Model..................................................................................................      14
      Supporting Schedules.............................................................................................      15


                                  (CONTINUED)

                               TABLE OF CONTENTS


                         CAPITAL FACTORS HOLDING, INC.
                           FAIRNESS OPINION ANALYSIS

                                                                                                                             TAB
                                                                                                                             ---
COMPARABLE TRANSACTION ANALYSIS
      Valuation Graph..................................................................................................      16
      Description of Selected Transactions and Process.................................................................      17
      Merger and Acquisition Data and Implied Values...................................................................      18

PREMIUMS PAID ANALYSIS
      Valuation Graph..................................................................................................      19
      Description of Selected Transactions and Process.................................................................      20
      Merger and Acquisition Data and Implied Values...................................................................      21

APPENDIX
      Capital Factors Holding, Inc. Stock Trading Data.................................................................      22
      5-Year Factoring Market Share Table..............................................................................      23

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

STIFEL'S PROCESS

            Stifel is an investment banking and securities firm with membership on all principal U.S. securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes.

            The full text of Stifel's opinion, which sets forth the assumptions made, matters considered, and limitations of the review undertaken, is attached as an appendix to the Information Statement and is incorporated herein by reference, and should be read in its entirety in connection with the Information Statement. The summary of the opinion of Stifel set forth here is qualified in its entirety by reference to the full text of such opinion.

            In connection with its opinion, Stifel, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including its consolidated financial statements, for the 1997, 1996 and 1995 fiscal years and interim periods to June 30, 1998, and certain other relevant financial and operating data relating to the Company made available to Stifel from published sources and from internal records of the Company; (ii) reviewed the financial terms and conditions of drafts of the Merger Agreement, Information Statement and 13E-3; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock, including the prices of certain recent purchases of large blocks of the Company's shares from sophisticated investors by UPBNA; (iv) compared the Company from a financial point of view with certain other companies in the factoring and commercial finance industries, the securities of which are publicly traded; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations involving companies in the factoring and commercial finance industries which Stifel

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

deemed to be comparable, in whole or in part, to the Company; (vi) considered the financial terms, to the extent publicly available, of selected recent business combinations whereby the buyer owned a majority of the capital stock of the seller prior the combination and as a result of the combination owned 100% of the capital stock of the seller following the combination, which Stifel deemed to be comparable, in whole or in part, to the Merger; (vii) reviewed and discussed with representatives of management of the Company certain information of a business and financial nature regarding the Company, furnished to Stifel by them, including financial forecasts and related assumptions prepared by management of the Company; (viii) utilizing the information and forecasts furnished by the Company, in consultation with the Company's management and with the Company's advice and consent, created a 5-year financial projection for use in preparing Stifel's opinion; (ix) made inquiries regarding and discussed the Merger, the Merger Agreement and other matters related thereto with UPBNA's counsel; and (x) performed such other analysis and examinations as Stifel deemed appropriate.

            In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel and the 5-year financial projections prepared therefrom, Stifel assumed with UPBNA's and the Company's consent that they were reasonably prepared on the basis reflecting the best currently available estimates and judgements of UPBNA and the Company as to the future operating and financial performance of the Company, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the last financial statements and that the aggregate allowances for loan losses are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal, or physical inspection of the Company's assets or liabilities, the collateral securing any of such assets or liabilities, or

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

the collectibility of any such assets nor did it review loan or credit files of the Company. Stifel relied on advice of UPBNA's and the Company's counsel and accountants as to all legal and accounting matters with respect to UPBNA, the Company, the Merger, the Merger Agreement, and other matters contained or contemplated therein. Stifel assumed, with UPBNA's and the Company's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived.

            The financial forecasts furnished to Stifel for the Company and the 5-year financial projections prepared therefrom were prepared by and in consultation with the management of the Company and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, the Company does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel in connection with its analysis of the financial terms of the Merger, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of the Company, including, without limitation, factors related to general economic, regulatory, and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

            Stifel has performed various investment banking services for Union Planters Corporation, the parent of UPBNA, from time to time in the past, and expects to render such services to Union Planters Corporation and its subsidiaries and affiliates in the future.

            Stifel's opinion addresses only the fairness from a financial point of view of the Cash Consideration to be received by the holders of Common Stock (other than shares of Common Stock owned directly or indirectly by

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

UPBNA or Merger Sub) and does not address the relative merits of the Merger and any affect the Merger may have on the Company or any other aspect of the Merger. Stifel was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company, any of its assets or minority shares.

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

SUMMARY TERMS OF THE TRANSACTION

            Stifel understands that Capital Factors Holding, Inc. (the "Company") and UPBNA propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, UPBNA proposes to form a wholly-owned subsidiary ("Merger Sub") to which it will contribute the shares of the Common Stock of the Company (the "Common Stock") owned by it and then merge (the "Merger") Merger Sub with and into the Company. Upon consummation of the Merger, all of the issued and outstanding shares of the Common Stock will be cancelled and each holder of Common Stock other than Merger Sub will receive $17.50 in cash (the "Cash Consideration") in exchange for each share of Common Stock held by such holder immediately prior to consummation of the Merger. Stifel understands that approximately 92% of the outstanding shares of Common Stock are currently owned by UPBNA.

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

STOCK OWNERSHIP

            The Company has authorized 25,000,000 shares of $.01 par value common stock, of which 12,309,012 shares were issued and outstanding as of August 31, 1998. As of September 16, 1998, UPBNA owned 11,357,850 shares of the Company Common Stock, or approximately 92.27% of the issued and outstanding shares of the Company Common Stock.

            On July 16, 1996, the Company completed an initial public offering of 2,000,000 shares of the Company Common Stock at a price of $8.50 per share, with the 300,000 share over-allotment option exercised on August 2, 1996. Prior to the IPO, the Company was a wholly-owned subsidiary of Capital Bank. As a result of the IPO, Capital Bank's ownership of the Company was reduced to approximately 81%. Capital Bank was the principal banking subsidiary of Capital Bancorp, which UPC, the parent of UPBNA, acquired on December 31, 1997. As a result of this acquisition, Capital Bank became a subsidiary of UPC. Capital Bank was merged with UPBNA on August 1, 1998 and as a result, the Company became a subsidiary of UPBNA.

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

            UPBNA has made subsequent purchases of the Company Common Stock. The following table details recent purchase activity which brought UPBNA's ownership to its current level:

DATE OF                NUMBER OF               PER SHARE
PURCHASE                SHARES                   PRICE                          SELLER
--------                ------                   -----                          ------
8/10/98                 500,000                  $17.50                Franklin Mutual
8/18/98                 157,700                  $17.50                Kramer Spellman
8/31/98                 444,900                  $17.50                Wellington Management
 9/1/98                 143,250                  $17.50                Furman Selz
 9/3/98                  87,500                  $17.50                Keefe Management
 9/9/98                  24,500                  $17.50                Oppenheimer

                          CAPITAL FACTORS HOLDING, INC.
                                  INTRODUCTION

TRANSACTIONS BETWEEN AFFILIATES

            The Company had a $150 million credit facility with Capital Bank. In January 1998, the Company entered into a new $150 million credit facility with UPC. Capital Bank provided approximately $166.5 million and $135.5 million, during 1997 and 1996, respectively of letters of credit for clients of the Company. The Company obtained group medical, dental and life insurance coverage on behalf of the Company and this practice is continued by UPBNA.

                         CAPITAL FACTORS HOLDING, INC.

                               EXECUTIVE SUMMARY


I.   PURCHASE PRICE MULTIPLES

     - RANGE OF PURCHASE PRICE MULTIPLES

       For the purpose of our analysis we examined the results of 6 selected purchase price multiples based on a cash purchase price of $17.50 per share of Capital Factors common stock. The common stock valuation is based on 12,309,012 shares outstanding at 8/31/98. The actual shares to be purchased by UPC is approximately 951,162 or 7.73% of the total shares outstanding as of 8/31/98.



                                          PURCHASE PRICE PER
                                           SHARE DIVIDED BY                PURCHASE PRICE PER SHARE          PREMIUM
                     COMMON         ----------------------------                   DIVIDED                 TO 10/12/98
 PURCHASE            STOCK     TRANSACTION    BOOK      TANGIBLE            BY EARNINGS PER SHARE             MARKET
  PRICE            VALUATION   VALUATION      VALUE    BOOK VALUE  --------------------------------------     PRICE
PER SHARE            (MM)        (MM)        6/30/98    6/30/98      LTM        1998 EST.     1999 EST.     OF $16.25
Per Share Amount                              $6.55      $6.41      $1.01           $1.31         $1.38
   $17.50          $215.41      $16.65         267%       273%     17.33x          13.37x        12.70x        7.69%

                         CAPITAL FACTORS HOLDING, INC.

                               EXECUTIVE SUMMARY


II.   RECENT STOCK TRANSACTIONS

     - RECENT PURCHASE OF CAPITAL FACTORS COMMON STOCK BY UNION PLANTERS

               - On December 31, 1997, Union Planters Corporation acquired
                 Capital Bancorp, whose principal banking subsidiary Capital Bank was 81% owner of Capital Factors ("CAPF"). Capital Bank was merged with Union Planters Bank N.A. ("UPBNA") on August 1, 1998, and as a result Capital Factors became a subsidiary of UPBNA.

               - As of August 31, 1998, Capital Factors had 12,309,012 common shares outstanding. UPBNA currently owns approximatley 11,357,850 shares or approximately 92.27% of Capital Factors outstanding common stock.

               - UPBNA has made recent unsolicited purchases of Capital Factors common stock. The following table details recent purchase activity which brought UPBNA's ownership to its current level:

                                                             PER
                  DATE OF            NUMBER OF              SHARE
                  PURCHASE             SHARES               PRICE                 SELLER
                  8/10/98             500,000              $17.50               Franklin Mutual
                  8/18/98             157,700              $17.50               Kramer Spellman
                  8/31/98             444,900              $17.50               Wellington Management
                   9/1/98             143,250              $17.50               Furman Selz
                   9/3/98              87,500              $17.50               Keefe Management
                   9/9/98              24,500              $17.50               Oppenheimer

                         CAPITAL FACTORS HOLDING, INC.

                               EXECUTIVE SUMMARY


III.   SELECTED COMPARABLE PUBLIC COMPANIES ANALYSIS

     - PURCHASE PRICE MULITPLE COMPARISON TO SELECTED COMPARABLE PUBLIC
       COMPANIES

       The table below compares the pricing multiples for this deal to the multiples of publicly traded comparable companies. The group of comparable companies was selected primarily based on companies similar in scope to Capital Factors. This group includes the 16 companies listed below:

                                                                     SELECTED TRANSACTIONS
               PRICE = $17.50                     TRANS.      DEAL MULTIPLES      IMPLIED PRICE PER SHARE
              PRICING MULTIPLE                  MULTIPLES         MEDIAN                  MEDIAN
       Number of Transactions                                       16                      16
       Price to Book Value                         267%             126%                   $8.23
       Price to Tangible Book Value                273%             147%                   $9.43
       Price to Latest 12 Months Earnings        17.33x           13.56x                  $13.69
       Price to Est. 1999 EPS                    12.70x            8.72x                  $12.01

                           Allstate Financial Corp.                 HPSC Inc.
                           CIT Group Inc.                           Interpool Inc.
                           DVI Inc.                                 KBK Capital Corp.
                           Financial Federal Corp.                  Leasing Solutions Inc.
                           FINOVA Group Inc.                        Resource America Inc.
                           First Sierra Financial Inc.              Source Capital Corp.
                           HealthCare Financial Partners            T&W Financial Corp.
                           Heller Financial Inc.                    Willis Lease Finance Corp.

                         CAPITAL FACTORS HOLDING, INC.

                               EXECUTIVE SUMMARY


IV.   DISCOUNTED CASH FLOW ANALYSIS

       The DCF analysis is an economic model utilizing a long-term earnings forecast which is discounted to present value, via the cost of capital discount rate, to reflect risk and the time value of money. The "terminal value" of CAPF's earnings at the end of year 2003 was determined by applying a range of price-to-earnings multiples (12.0x through 16.0x) to CAPF's projected income. The income stream and terminal value were discounted to present values using a range of discount rates determined from the Capital Asset Pricing Model.


                                                         PER SHARE PRESENT VALUE OF FUTURE CASH FLOWS

                                                                  BASED ON EXIT MULTIPLES OF:

       DISCOUNT RATE ASSUMPTIONS                            12.0x      13.0x       14.0x       15.0x     16.0x
       DISCOUNT RATE - 19.00%                              $15.83     $16.63      $17.44      $18.25    $19.05
       DISCOUNT RATE - 20.00%                               15.32      16.09       16.86       17.64     18.41
       DISCOUNT RATE - 21.00%                               14.83      15.57       16.32       17.06     17.80
       DISCOUNT RATE - 22.00%                               14.37      15.08       15.79       16.50     17.22
       DISCOUNT RATE - 23.00%                               13.93      14.61       15.29       15.98     16.66

       Using the Capital Asset Pricing Model, our cost of equity was determined to be 21.38% which is equal to the middle of the discount rate range. Exit multiples are based on the median price to latest twelve month multiples for comparable companies.

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY

V.   COMPARABLE TRANSACTION ANALYSIS

     - PURCHASE PRICE MULTIPLE COMPARISON TO SELECTED MERGER TRANSACTIONS

       The table below compares the pricing multiples for this deal to the multiples of 33 comparable merger transactions of selected finance companies that have been announced since January 1, 1995. The list of transactions was primarily selected based on the seller's industry being comparable to Capital Factors and other finance companies with transaction values between $100 million and $500 million.

                                                                        SELECTED TRANSACTIONS
                                                             ---------------------------------------------
                                                             DEAL MULTIPLES        IMPLIED PRICE PER SHARE
        PRICE = $17.50                         TRANS.        ---------------------------------------------
       PRICING MULTIPLE                      MULTIPLES           MEDIAN                    MEDIAN
       ---------------------------------------------------------------------------------------------------
       Number of Transactions                                      33                          33
       Price to Book Value                     267%               238%                     $15.62
       Price to Latest 12 Months Earnings     17.33x             17.46x                    $17.63

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY

VI.    PREMIUMS PAID ANALYSIS

       - PURCHASE PRICE PREMIUM COMPARISON TO SELECTED MERGER TRANSACTIONS

       The table below shows the implied price per share of this deal based on premiums of 17 comparable merger transactions that have been announced since January 1, 1995 in which the Acquiror owned at least 75% of the target before the merger and 100% after.

                                                  CURRENT TRANSACTION          SELECTED TRANSACTIONS
                                              ---------------------------   --------------------------
                                                                               DEAL      IMPLIED PRICE
       PRICE = $17.50                         DATE OF            PREMIUM     PREMIUMS      PER SHARE
                                               STOCK     STOCK   TO STOCK   ----------   -------------
       PRICING MULTIPLE                        PRICE     PRICE    PRICE       MEDIAN        MEDIAN
       -----------------------------------------------------------------------------------------------
       Number of Transactions                                                   17            17
       Premium to 1 Day Trading Price         12-Oct-98  $16.25   7.69%       21.65%        $19.77
       Premium to 1 Week Trading Price        05-Oct-98  $16.50   6.06%       25.25%        $20.67
       Premium to 4 Week Trading Price        14-Sep-98  $16.94   3.32%       27.62%        $21.62

The 17 transactions consist of the following Targets:
 Group 1 Software Inc                   Bankers Life Holding(Conseco)
 XLConnect Solutions Inc                WCI Steel Inc(Renco Group Inc)
 Steck-Vaughn Publishing Corp           Bobbie Brooks Inc(Pubco Corp)
 Seaman Furniture Co                    Great American Mgmt & Invt Inc
 Guaranty National Corp                 SCOR US Corp(SCOR SA)
 Golden Poultry Co Inc                  Sportmart Inc
 Mafco Consolidated Grp(Mafco)          Grand Gaming Corp
 Bally's Grand Inc                      Rust International Inc
 LXE(Electromagnetic Sciences)

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - PERFORMANCE STATISTICS

                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                    --------------------------------
       GROWTH RATES                                  1997         1996        1995
       -----------------------------------------------------------------------------
       Primary Earnings Per Share Growth            -5.80%       15.77%      42.69%
       Fully Diluted Earnings Per Share Growth      -7.12%       14.66%      42.69%
       Book Value Per Share Growth                  19.44%       51.40%      35.27%
       Operating Revenue Growth                     23.32%       31.33%      28.45%


[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY

HISTORICAL FINANCIAL CONDITION

     - PERFORMANCE STATISTICS

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                          --------------------------------
       PROFITABLITITY RATIOS                               1997    1996     1995    1994
       -----------------------------------------------------------------------------------
       Return on Average Assets                            1.84%   2.36%    2.71%   2.35%
       Return on Average Equity                           17.17%  24.01%   30.20%  28.80%
       Factoring Fees / Factored Sales                     0.93%   0.98%    0.98%   1.13%
       Net Interest Income / Average Funds Exployed        5.27%   5.39%    5.62%   4.75%




[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - INCOME STATEMENT COMPOSITION

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                 --------------------------------
                                                                  1997    1996     1995     1994
       ------------------------------------------------------------------------------------------
       Factoring Fees / Factored Sales                            0.93%   0.98%    0.98%   1.13%
       Net Interest Income / Factored Sales                       0.63%   0.58%    0.59%   0.47%
       Letter of Credit / Factored Sales                          0.13%   0.12%    0.10%   0.08%
       Other Income / Factored Sales                              0.06%   0.06%    0.09%   0.10%
       Operating Revenues / Factored Sales                        1.76%   1.75%    1.76%   1.79%
       Operating Expense / Factored Sales                         0.93%   0.89%    0.92%   0.92%
       Total Expense / Factored Sales                             1.15%   1.03%    1.03%   1.07%
       Income Before Income Taxes / Factored Sales                0.60%   0.72%    0.73%   0.72%


[GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - BALANCE SHEET GROWTH RATES

                                FOR THE YEARS ENDED DECEMBER 31,
                               ----------------------------------
                                  1997        1996        1995
       ----------------------------------------------------------
       Total Assets              42.60%      32.82%      41.22%
       Total Receivables         42.73%      35.93%      38.72%
       Factored Sales Volume     22.68%      32.48%      30.22%
       Common Equity             19.48%      86.23%      35.27%



[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - PORTFOLIO COMPOSITION

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                 --------------------------------
       (DOLLARS IN MILLIONS)                                       1997    1996    1995     1994
       ------------------------------------------------------------------------------------------
       Factored Accounts Receivables                             $527.96 $426.99  $296.48 $226.49
       Loans to Factoring Clients                                 $54.03  $27.97   $26.42  $23.43
       Asset Based Loans                                         $118.79  $36.02   $38.32  $10.47



[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - FUNDING

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                 --------------------------------
       (DOLLARS IN MILLIONS)                                       1997    1996    1995     1994
       ------------------------------------------------------------------------------------------
       Capital Factors Asset Backed Cert                         $275.00 $175.00  $175.00 $125.00
       Note Payable to Affiliate                                 $111.75  $70.13   $52.26  $34.54
       Note Payable to Unaffiliated Bank                          $43.60  $15.90    $0.00   $0.00
       Subordinated Notes                                         $10.00  $10.00    $0.00   $0.00



[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - CAPITALIZATION

                                    FOR THE YEARS ENDED DECEMBER 31,
                                  --------------------------------------
                                   1997      1996      1995        1994
       -----------------------------------------------------------------
       Total Debt / Equity        5.9 x     4.4 x      6.8 x      6.5 x
       Equity  / Assets             9.80%    11.70%      8.35%      8.71%
       Total Debt (millions)     $440.35   $271.03    $227.26    $159.54
       Total Equity (millions)    $74.18    $62.09     $33.34     $24.65



[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


HISTORICAL FINANCIAL CONDITION

     - ASSET QUALITY RATIOS

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                   1997    1996    1995     1994
       -------------------------------------------------------------------------------------------
       Provision for Credit Losses / Factored Sales                 0.22%   0.14%    0.11%   0.15%
       Provision for Credit Losses / Average Receivables            1.23%   0.85%    0.72%   0.92%
       Net Charge-Offs / Average Receivables                        0.70%   0.87%    0.33%   1.08%
       Non-Accruing Advances / Receivables                          0.06%   0.13%    0.60%   0.28%




[GRAPH]     [GRAPH]

[GRAPH]     [GRAPH]

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY

STOCK TRADING ANALYSIS

     - THE FOLLOWING TABLE PRESENTS THE HISTORICAL TRADING ACTIVITY FOR CAPF COMMON STOCK:

                                 AVERAGE        TOTAL                      EST VALUE
                                  SHARES        SHARES      AVERAGE         TRADED
                                  TRADED        TRADED      CLOSING        IN PERIOD
               PERIOD             (000)          (000)       PRICE           (000)
               ---------------------------------------------------------------------
               1997
               ----
               1st  Quarter          6.15       375.40       $14.48         $5,435
               2nd  Quarter          6.96       445.70        15.11          6,735
               3rd  Quarter         10.56       676.00        17.79         12,029
               4th  Quarter          3.79       242.60        18.06          4,381
                                                                           -------
                                                                     Total  28,580
                                                                           -------

               1998
               ----
               1st  Quarter          7.62       464.80       $17.68         $8,220
               2nd  Quarter          5.19       326.90       $18.62         $6,086
               3rd  Quarter         11.10       710.70       $16.90        $12,011
                                                                           -------
                                                                     Total  26,316
                                                                           -------


                        CAPITAL FACTORS HOLDING, INC.
          IMPLIED VALUATION MULTIPLES BASED ON COMPARABLE COMPANIES

     -   COMPARABLE PUBLIC COMPANY ANALYSIS

         The following graph examines a range of prices based on financial and market data of comparable Factoring and Commercial Finance companies.


                                     [GRAPH]


                                     IMPLIED PER SHARE VALUATION BASED ON
                                      MULTIPLES OF COMPARABLE COMPANIES
                                      ----------------------------------
                                             MEDIAN          PREMIUM (1)
                                             ------          -----------
Price / Book                          $    8.23    126%        (49.3%)
Price / Tangible Book                 $    9.43    147%        (42.0%)
Price / LTM EPS                       $   13.69    13.56x      (15.7%)
Price / 1999 EPS                      $   12.01    8.72x       (26.1%)

(1) Implied per share premium (or discount) to current market price of $16.250 on 10/12/98.

                       COMPARABLE PUBLIC COMPANY ANALYSIS


   - Determination of fair market value based on public market value indicators involves the follow steps:


       1. (a) Selection of Comparable Companies (Group 1): These selected publicly traded companies include commercial and specialty finance companies that provide financing through factoring, purchases of accounts receivables, and asset based lending. (There are a limited amount of publicly traded factoring companies and most that are public, such as the group below, have factoring as one of many different lines of business, therefore there are no companies that are substantially similar to the Company in size or scope.) These include the following companies:

                Allstate Financial Corp                CIT Group, Inc.
                DVI Inc.                               FINOVA Group Inc.
                Healthcare Financial Partners          Heller Financial Inc.
                HPSC Inc.                              KBK Capital Corp.
                Source Capital Corp.


              (b) Selection of Comparable Companies (Group 2): In addition to the selected publicly traded companies above, we added additional commercial finance companies that have current market capitalizations of $100 million to $500 million. These include the following companies:

                Financial Federal Corp.              First Sierra Financial Inc.
                Interpool Inc.                       Leasing Solution Inc.
                Resource America Inc.                T&W Financial Corp.
                Willis Lease Finance Corp.

                       COMPARABLE PUBLIC COMPANY ANALYSIS


       2. Determination of median values for a range of valuation statistics for the comparable public companies, including:

                               a)        Price to Book Value
                               b)        Price to Tangible Book Value
                               c)        Price to LTM EPS
                               d)        Price to 1999 EPS


       3. Apply the comparable public company median values determined to Capital Factors, Inc.'s corresponding financial data in order to get an implied common stock value based on a number of valuation statistics.

                       COMPARABLE PUBLIC COMPANY ANALYSIS
                                    (GROUP 1)

ALLSTATE FINANCIAL CORP

- The Company is a specialized commercial finance company principally engaged in providing small- to medium-sized, high risk growth and turnaround companies, including debtors-in-possession, with capital through the discounted purchase of their accounts receivable. The Company also makes advances to its clients collateralized by inventory, equipment, real estate and other assets. In May 1997 the Company established a new division, Allstate Factors, which is engaged in traditional "non-recourse" factoring of accounts receivable.

CIT GROUP

- The Company offers secured commercial and consumer financing primarily in the United States to smaller, middle-market and larger businesses and to individuals through a nationwide distribution network. The secured lending, leasing and factoring products of the Company's commercial operations include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing and factoring, debtor-in-possession and turnaround financing and acquisition and expansion financing.

DVI INC.

- DVI, Inc. is an independent specialty finance company that conducts a medical equipment finance business and a related medical receivables finance business. Medical Equipment Finance - The Company finances the acquisition of diagnostic imaging and other types of sophisticated medical equipment used by outpatient healthcare providers, medical imaging centers, groups of physicians, integrated healthcare delivery networks and hospitals. Medical Receivables Finance - The Company provides lines of credit to a wide variety of healthcare providers. Substantially all of the lines of credit are collateralized by third party medical receivables due from Medicare, Medicaid, HMOs, PPOs and commercial insurance companies.

                       COMPARABLE PUBLIC COMPANY ANALYSIS
                                    (GROUP 1)


FINOVA GROUP, INC.

- Through its principal subsidiary, FINOVA Capital, the Company provides a broad range of financing and capital market products to midsize businesses. FINOVA operates the following principal lines of business under three market groups: (1) Commercial Finance (including Factoring Services which offers full service factoring and accounts receivable management services for entrepreneurial and larger firms, primarily in the textile and apparel industries with an annual factored volume of generally between $5 million and $25 million), (2) Specialty Finance, and (3) Capital Markets.

HEALTHCARE FINANCIAL PARTNERS

- HealthCare Financial Partners, Inc. (the "Company") is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable. The Company currently provides financing to its clients through (i) revolving lines of credit secured by, and advances against, accounts receivable, and (ii) term loans secured by first or second liens on real estate, accounts receivable or other assets.

HELLER FINANCIAL

- Heller Financial, Inc. is a leading diversified commercial financial services company which provides a broad array of financial products and services to mid-sized and small businesses in the United States and selected international markets. The Company provides its products and services principally in five business categories: (i) asset based finance, which provides secured loans and factoring through five business groups, (ii) Heller Real Estate Financial Services, which provides secured real estate financing, (iii) Heller International Group, Inc., which provides international asset based financing and factoring, (iv) Heller Corporate Finance, which provides collateralized cash flow lending, and (v) Heller Project Finance, which provides structured financing for domestic energy-related projects

                       COMPARABLE PUBLIC COMPANY ANALYSIS
                                    (GROUP 1)


HPSC INC.

- The Company is a specialty finance company engaged primarily in financing healthcare providers throughout the United States. The largest part of the Company's revenues has been derived from its financing of healthcare equipment. Through its subsidiary, ACFC, the Company also provides asset-based lending to a variety of businesses, principally in the northeastern United States. ACFC makes asset-based loans of $5 million or less, primarily secured by accounts receivable, inventory and equipment.

KBK CAPITAL

- KBK, in operation since 1962, is principally engaged in providing financing to middle-market businesses through loans secured by accounts receivable, inventory, equipment, owner-occupied real estate or other assets of the borrower and through the discounted purchase of accounts receivable.

SOURCE CAPITAL CORP

- The Company is engaged in the business of lending, primarily through direct loans to individuals and corporations. Generally, its loans are collateralized, in whole or in part by real estate or personal property. The Company's wholly owned subsidiary, Source Capital Leasing Company, is engaged in the business of providing lease financing for a wide array of equipment and vehicle contracts. Leases are structured as direct financing contracts and are generally collateralized through collateral perfection and personal guarantees. The Company's other wholly owned subsidiary, Source Capital Finance Inc. is engaged in the business of purchasing accounts receivable from various manufacturing and wholesale clients on a full recourse, complete notification basis.

                       COMPARABLE PUBLIC COMPANY ANALYSIS
                                    (GROUP 2)


FINANCIAL FEDERAL CORP

- The Company is an independent financial services company engaged in financing industrial, commercial and professional equipment through installment sales and leasing programs for manufacturers, dealers and users of such equipment. The Company also makes capital loans to its customers, primarily secured by the same types of equipment. The Company provides its services primarily to middle-market businesses located throughout the nation in diverse industries, the majority of which businesses have annual sales of up to $20 million.

FIRST SIERRA FINANCIAL INC.

- First Sierra Financial, Inc. is a specialized finance company that acquires and originates, sells and services equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000, and thus the Company's leases are commonly referred to as "small ticket leases."

INTERPOOL INC.

- Interpool, Inc is one of the world's leading lessors of intermodal dry freight standard containers and is the second largest lessor of intermodal container chassis in the United States. The Company leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines. The Company focuses on leasing dry freight standard containers and container chassis on a long-term basis in order to achieve high utilization of its equipment and stable and predictable earnings.

                       COMPARABLE PUBLIC COMPANY ANALYSIS
                                    (GROUP 2)



LEASING SOLUTIONS INC.

- Leasing Solutions, Inc. is a full-service global leasing company that specializes in leasing information processing and communications equipment, principally to large, creditworthy customers, both U.S. and foreign. The Company's leasing activities are conducted primarily through vendor programs and strategic alliances with equipment manufacturers, value-added resellers and systems integrators.

RESOURCE AMERICA INC.

- The Company is a specialty finance company engaged primarily in real estate finance and equipment leasing. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry and it continues to have energy industry operations, including natural gas and oil production. Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two main businesses: real estate finance and equipment leasing.

T & W FINANCIAL CORP

- T&W Financial Corporation is a specialized commercial finance company that provides equipment financing, principally in the form of leases, to small and medium-sized businesses. The Company originates leases through direct relationships with equipment providers that generally offer the Company's leasing services as a preferred method of financing equipment sales. The Company also originates leases through referrals from financial institutions and other lessors. The Company is a "credit lender" and, as such, its underwriting policies and procedures focus on the creditworthiness of the lessee rather than the value of the equipment financed. The Company concentrates on "prime credits," which it defines as lessees that have been under the same ownership for at least 10 years and have a record of meeting their financial obligations. The Company focuses on financing equipment with a purchase price of less than $250,000 ("small ticket" equipment leases) in various industries.

                       COMPARABLE PUBLIC COMPANY ANALYSIS
                                    (GROUP 2)



WILLIS LEASE FINANCE CORP

- Willis Lease Finance Corporation and its subsidiaries is a provider of operating leases of aircraft equipment and aircraft parts worldwide. The Company's core business is acquiring and leasing commercial aircraft spare engines and other aircraft equipment to domestic and international airlines, manufacturers and overhaul/repair facilities pursuant to operating leases. As a significant corollary to its core business, the Company through its wholly owned subsidiary Willis Aeronautical Services, Inc. ("WASI"), acquires engine parts and other aviation equipment, such as whole engines and aircraft, which can be dismantled and sold as parts. In addition, the Company engages in the selective purchase and resale of commercial aircraft engines and engine components in the aftermarket.

                        CAPITAL FACTORS HOLDING, INC.
          IMPLIED VALUATION MULTIPLES BASED ON COMPARABLE COMPANIES


                                                                   CURRENT MARKET AND FINANCIAL DATA
                                         ------------------------------------------------------------------------------
                                                                       1999
                                            TRADING     CURRENT      I/B/E/S       LTM      6/30/98      6/30/98
                                             PRICE       MARKET      EARNINGS   EARNINGS      BOOK     TANG. BOOK
TICKER   COMPANY                           10/12/98      VALUE      ESTIMATES   PER SHARE    VALUE        VALUE

ASFN     Allstate Financial Corp.             $2.88       $6,680        $3.25      -$1.23      $8.71       $8.71
CIT      CIT Group Inc.                      $20.38     $757,260        $2.36          NA     $15.84          NA
DVI      DVI Inc.                            $11.88     $167,200        $1.69       $1.03     $12.24      $11.98
FIF      Financial Federal Corp.             $21.44     $318,190        $1.26       $1.03      $8.30       $8.30
FNV      FINOVA Group Inc.                   $43.75   $2,471,500        $3.32       $2.62     $20.42          NA
FSFH     First Sierra Financial Inc.          $7.00      $97,680        $0.00          NA      $6.50       $4.42
HCFP     HealthCare Financial Partners       $31.31     $419,750        $1.94       $1.26     $17.62      $17.50
HF       Heller Financial Inc.               $19.00     $741,390        $2.18          NA     $16.53          NA
HPSC     HPSC Inc.                            $7.88      $35,880           NA       $0.36      $8.60       $8.60
IPX      Interpool Inc.                      $10.81     $298,080        $1.50       $1.14      $9.64       $9.64
KBK      KBK Capital Corp.                    $9.63      $31,510           NA       $0.71      $7.66       $6.54
LSN      Leasing Solutions Inc.              $16.44     $135,420        $2.37       $1.78     $10.34          NA
REXI     Resource America Inc.                $8.25     $166,610        $2.67       $1.37     $10.89      $10.33
SOCC     Source Capital Corp.                 $5.38       $7,290           NA       $0.53      $9.20       $9.20
TWFC     T&W Financial Corp.                  $8.00      $67,160        $3.45          NA      $5.81       $5.37
WLFC     Willis Lease Finance Corp.          $15.38     $111,890        $1.54       $1.08      $7.93       $7.93
-----------------------------------------------------------------------------------------------------------------------

Dollars in thousands, except per share amounts.
Source: SNL Financial Datasource (unless otherwise noted).
NM - Not Meaningful (P/E's of less than 5x and Price/Book of less than 35%). ASFN's earnings estimates are from Nelson Information.
FIF's financials are as of 7/31/98 and earnings estimates are for the fiscal year end 7/31/99.
DVI's and REXI's earnings estimates are for the fiscal year ends 6/30/00 and
  9/30/99, respectively.
CIT's market cap does not include 126 million shares of Class B common stock which is owned by The Dai-Ichi Kangyo Bank, Limited.
HF's market cap does not include 51 million shares of Class B common stock which is owned by The Fuji Bank, Limited.

                       CAPITAL FACTORS HOLDING, INC.
          IMPLIED VALUATION MULTIPLES BASED ON COMPARABLE COMPANIES

                                                                 MULTIPLES BASED ON THE CURRENT TRADING PRICE
                                                      --------------------------------------------------------------------

                                                         PRICE/           PRICE/                              PRICE/
                                                           LTM              1999            PRICE/           TANGIBLE
TICKER          COMPANY                                 EARNINGS          EARNINGS           BOOK              BOOK

ASFN            Allstate Financial Corp.                     NM                NM               NM                 NM
CIT             CIT Group Inc.                               NA             8.63x             129%                 NA
DVI             DVI Inc.                                 11.53x             7.03x              97%                99%
FIF             Financial Federal Corp.                  20.81x            17.01x             258%               258%
FNV             FINOVA Group Inc.                        16.70x            13.18x             214%                 NA
FSFH            First Sierra Financial Inc.                  NA                NA             108%               158%
HCFP            HealthCare Financial Partners            24.85x            16.14x             178%               179%
HF              Heller Financial Inc.                        NA             8.72x             115%                 NA
HPSC            HPSC Inc.                                21.88x                NA              92%                92%
IPX             Interpool Inc.                            9.49x             7.21x             112%               112%
KBK             KBK Capital Corp.                        13.56x                NA             126%               147%
LSN             Leasing Solutions Inc.                    9.23x             6.94x             159%                 NA
REXI            Resource America Inc.                     6.02x                NM              76%                80%
SOCC            Source Capital Corp.                     10.14x                NA              58%                58%
TWFC            T&W Financial Corp.                          NA                NM             138%               149%
WLFC            Willis Lease Finance Corp.               14.24x             9.98x             194%               194%

                AVERAGE                                  14.40x            10.54x             137%               139%
                MINIMUM                                   6.02x             6.94x              58%                58%
                MEDIAN                                   13.56x             8.72x             126%               147%
                MAXIMUM                                  24.85x            17.01x             258%               258%

Dollars in thousands, except per share amounts.
Source: SNL Financial Datasource (unless otherwise noted).
NM - Not Meaningful (P/E's of less than 5x and Price/Book of less than 35%). ASFN's earnings estimates are from Nelson Information.
FIF's financials are as of 7/31/98 and earnings estimates are for the fiscal year end 7/31/99.
DVI's and REXI's earnings estimates are for the fiscal year ends 6/30/00 and
  9/30/99, respectively.
CIT's market cap does not include 126 million shares of Class B common stock which is owned by The Dai-Ichi Kangyo Bank, Limited.
HF's market cap does not include 51 million shares of Class B common stock which is owned by The Fuji Bank, Limited.

                        LIQUIDITY OF COMPARABLE COMPANIES
                                     GROUP 1

                                             10/12/98                                AVERAGE DAILY TRADING VOLUME
                                              STOCK            MARKET      --------------------------------------------------
 TICKER             COMPANY                   PRICE        CAPITALIZATION        1 DAY     1 MONTH     6 MONTHS       LTM
ASFN     ALLSTATE FINANCIAL CORP/VA        $     2.875     $        6.681         1,000       9,018        4,817       4,044
CIT      CIT GROUP INC                     $    20.375     $      757.260       370,400     252,823      173,983     246,646
DVI      DVI INC                           $    11.875     $      167.200        20,800      43,105       38,353      31,166
FNV      FINOVA GROUP INC                  $    43.750     $    2,468.900       489,600     245,727      168,941     141,109
HCFP     HEALTHCARE FINL PARTNERS INC      $    31.375     $      420.582       200,700     227,014      220,588     172,959
HF       HELLER FINANCIAL INC              $    19.000     $      741.390       173,300     253,123      443,421     224,340
HPSC     HPSC INC                          $     7.875     $       33.721         9,800      12,991        6,836       4,484
KBK      KBK CAPITAL CORP                  $     9.625     $       31.512         7,800       3,045        2,727       4,276
SOCC     SOURCE CAPITAL CORP A             $     5.375     $        7.288           200       2,332        2,772       2,769

CAPF     CAPITAL FACTORS HLDG INC          $    16.375     $      201.494             0       5,055        7,380       6,902

                                           ----------------------------------------------------------------------------------
                                           AVERAGE                              141,511     116,575      118,049      92,422
                                           MEDIAN                                20,800      43,105       38,353      31,166
                                           ----------------------------------------------------------------------------------








Source:  Factset Data Systems.
Market capitalization is in millions.
Average and median trading volumes do not include CAPF.
CIT's market cap does not include 126 million shares of Class B common stock which is owned by The Dai-Ichi Kangyo Bank, Limited.
HF's market cap does not include 51 million shares of Class B common stock which is owned by The Fuji Bank, Limited.

                        LIQUIDITY OF COMPARABLE COMPANIES
                                     GROUP 2

                                                10/12/98                               AVERAGE DAILY TRADING VOLUME
                                                 STOCK          MARKET        ---------------------------------------------
 TICKER           COMPANY                        PRICE      CAPITALIZATION     1 DAY       1 MONTH     6 MONTHS      LTM
FIF      FINANCIAL FEDERAL CORP               $   21.438    $   318.197        39,700       47,827      51,844      39,017
FSFH     FIRST SIERRA FINANCIAL INC           $    7.000    $    88.697        33,700      125,582     122,773      96,904
IPX      INTERPOOL INC                        $   10.813    $   297.949        14,200       37,873      19,305      16,458
LSN      LEASING SOLUTIONS INC                $   16.438    $   135.346        65,800       64,386      37,147      45,229
REXI     RESOURCE AMERICA INC                 $    8.250    $   166.592       355,600      930,382     740,712     397,527
TWFC     T & W FINANCIAL CORP                 $    8.000    $    67.160        50,900       95,718      36,541      43,751
WLFC     WILLIS LEASE FINANCE CORP            $   15.375    $   111.776         1,600       10,477      20,551      26,868

CAPF     CAPITAL FACTORS HLDG INC             $   16.375    $   201.494             0        5,055       7,380       6,902

                                              -----------------------------------------------------------------------------
                                              AVERAGE                          80,214      187,464     146,982      95,108
                                              MEDIAN                           39,700       64,386      37,147      43,751
                                              -----------------------------------------------------------------------------










Source:  Factset Data Systems.
Market capitalization is in millions.
Average and median trading volumes do not include CAPF.

                          CAPITAL FACTORS HOLDING, INC.
                          DISCOUNTED CASH FLOW ANALYSIS
                (Dollars in millions, except per share amounts)


- DISCOUNTED CASH FLOW ANALYSIS

The following graph examines a range of prices based on the Company's discounted cash flow over a range of terminal value multiples and discount rates.

                                    [GRAPH]



                             PER SHARE DCF ANALYSIS
                          PRESENT VALUE OF NET INCOME



              DISCOUNT
                RATE              TERMINAL VALUE MULTIPLE
              -----------------------------------------------------
                        12.0X    13.0X    14.0X    15.0X    16.0X
               19.00%   $15.83   $16.63   $17.44   $18.25   $19.05
               20.00%   $15.32   $16.09   $16.86   $17.64   $18.41
               21.00%   $14.83   $15.57   $16.32   $17.06   $17.80
               22.00%   $14.37   $15.08   $15.79   $16.50   $17.22
               23.00%   $13.93   $14.61   $15.29   $15.98   $16.66

Graph: Blue Vertical Line indicates a range of discounted cash flow values over a range of discount rates from 19% to 23%. The Red Dot represents the discounted cash flow using a 21% discount rate.

                         CAPITAL FACTORS HOLDING, INC.
                         DISCOUNTED CASH FLOW ANALYSIS
                (Dollars in millions, except per share amounts)



                                                     ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
SUMMARY INCOME STATEMENT                   1998          1999         2000          2001         2002        2003
------------------------                   ----          ----         ----          ----         ----        ----
OPERATING REVENUES                          $68.98        $73.46       $80.83        $89.57       $96.75
PROVISION FOR CREDIT LOSSES                  $7.70         $8.34        $9.72        $10.81       $11.76
OPERATING EXPENSES                          $34.52        $36.94       $41.10        $45.50       $48.82
INCOME TAXES                                $10.48        $11.03       $11.75        $13.02       $14.16
NET INCOME                                  $16.29        $17.15       $18.26        $20.24       $22.01    $23.94

* The year 2003 is the terminal year. Net income in the terminal year was determined based on a 8.75% growth rate which is equivalent to the net income growth rate from Year 2001 to Year 2002.


                TERMINAL VALUE IN YEAR 5 BASED

                   ON MULTIPLE OF NET INCOME

12.0X         13.0X        14.0X         15.0X         16.0X

$287.23       $311.16      $335.10       $359.03       $382.97


                                 DCF ANALYSIS
                        PRESENT VALUE OF TERMINAL VALUE

DISCOUNT
 RATE                               TERMINAL VALUE MULTIPLE
--------                            -----------------------
                   12.0X        13.0X         14.0X         15.0X        16.0X
19.00%             $120.4       $130.4        $140.4        $150.5       $160.5
20.00%             $115.4       $125.0        $134.7        $144.3       $153.9
21.00%             $110.7       $120.0        $129.2        $138.4       $147.7
22.00%             $106.3       $115.1        $124.0        $132.8       $141.7
23.00%             $102.0       $110.5        $119.0        $127.5       $136.0

                                 DCF ANALYSIS
                        PRESENT VALUE OF NET INCOME

                                                                                         TERMINAL VALUE
DISCOUNT                                                                                   AS A % OF
 RATE                               TERMINAL VALUE MULTIPLE                               PRESENT VALUE
--------                            -----------------------                               -------------
                       12.0X         13.0X        14.0X         15.0X         16.0X       12.0X         16.0X
    19.00%             $197.0        $207.0       $217.0        $227.1        $237.1         61.1%         67.7%
    20.00%             $190.6        $200.3       $209.9        $219.5        $229.1         60.5%         67.2%
    21.00%             $184.6        $193.8       $203.0        $212.3        $221.5         60.0%         66.7%
    22.00%             $178.8        $187.7       $196.5        $205.4        $214.3         59.4%         66.1%
    23.00%             $173.3        $181.8       $190.3        $198.8        $207.3         58.9%         65.6%



                            PER SHARE DCF ANALYSIS
                        PRESENT VALUE OF NET INCOME (1)


                                                                                         TERMINAL VALUE
DISCOUNT                                                                                   AS A % OF
 RATE                               TERMINAL VALUE MULTIPLE                               PRESENT VALUE
--------                            -----------------------                               -------------
                     12.0X         13.0X        14.0X         15.0X         16.0X      12.0X         16.0X
 19.00%              $15.83        $16.63       $17.44        $18.25        $19.05        61.1%         67.7%
 20.00%              $15.32        $16.09       $16.86        $17.64        $18.41        60.5%         67.2%
 21.00%              $14.83        $15.57       $16.32        $17.06        $17.80        60.0%         66.7%
 22.00%              $14.37        $15.08       $15.79        $16.50        $17.22        59.4%         66.1%
 23.00%              $13.93        $14.61       $15.29        $15.98        $16.66        58.9%         65.6%

(1) Based on 12.44 million fully diluted shares outstanding as of June 30, 1998.

                          DISCOUNTED CASH FLOW ANALYSIS


- Overview: Discounted cash flow analysis is an economic model utilizing a long-term earnings forecast which is discounted to present value, via the cost of capital (discount rate), to reflect risk and the time value of money.


-     The discounted cash flow methodology involves the following steps:

            1. In conjunction with management of Capital Factors, preparation of financial projections through an explicit forecast period, usually five years. Our financial projections includes the Company's forecast for 1998 and 1999, and is projected through the year 2002 based on reasonable assumptions provided by management.

            2. To avoid forecasting year-by-year into perpetuity, a simplifying assumption is made that the Company is sold for a multiple of 2003 earnings. The year 2003 earnings were projected based on the final year of the explicit forecast net income growing at 8.75% rate.

            3. An assumption is made that the Company is sold at the end of the final year for a multiple of earnings, such value is referred to as the "terminal value." The middle terminal value is determined based on the comparable companies median Price/ LTM Earnings.

            4. Both the earnings that Capital Factors could generate on a standalone basis through year 2003 and the terminal value are discounted to present value using a range of discount rates. To approximate the discount rate (cost of equity) we used the Capital Asset Pricing Model which sets the cost of equity equal to the sum of the risk free rate (estimated from the 10 year Treasury) and the expected return on the market times the systematic risk associated with the Company's stock (Beta).

                         CAPITAL FACTORS HOLDING, INC.
                   THEORITICAL COST OF CAPITAL CALCULATIONS


Cost of Equity k(e)

CAPITAL ASSET PRICING MODEL (CAPM)     ======>    K(E) = R(F) + B X[R(M) - R(F)]

k(e) =                                 Cost of Equity

R(f) =                                 Risk Free Rate

[R(m) - R(f)] =                        Expected Return on the Market
                                       in Excess of the Risk Free Rate

B = Beta =                             Level of Systematic Risk Associated
                                       with the Company's Stock



                                                             ASSUMPTIONS

Risk Free Rate R(f) (1)                                          4.78%

R(m) - R(f)  (2)                                                13.20%

Adjusted Beta                                                    1.26



                                                         COST OF EQUITY K(E)

Cost of Equity k(e)                                             21.38%

(1)  Risk Free Rate is equal to the 10 year Treasury on October 12, 1998.
(2) Expected return on the Market is the mean equity risk premium of the Russell 2000 from 1/1/85 - 8/31/98.

                         CAPITAL FACTORS HOLDING, INC.
                    THEORITICAL COST OF CAPITAL CALCULATIONS

BETA CALCULATION:
B = Beta =      Level of Systematic Risk Associated
                with the Company's Stock

                COMPARABLE COMPANY GROUP                  ADJUSTED                LTM AVERAGE DAILY
                   USED FOR BETA CALCULATION:             BETA (1)                TRADING VOLUME

                C.I.T. Group Inc.                           0.86                     234,721
                Heller Financial Inc.                       1.48                     210,507
                Healthcare Financial Partners               1.34                     167,235
                FINOVA Group Inc.                           1.14                     133,412
                First Sierra Financial Inc.                 1.47                      94,344
                   MEDIAN                                   1.34                     167,235
                   AVERAGE                                  1.26                     168,044

                COMPANIES NOT USED FOR BETA CALCULATION:

                Capital Factors Holding Inc.                0.69                       6,815
                Leasing Solutions Inc.                      0.94                      42,921
                Financial Federal Corp.                     1.22                      38,805
                T&W Financial Corp.                         1.55                      37,632
                DVI Inc.                                    0.89                      29,900
                Willis Lease Finance Corp.                  1.05                      27,000
                Interpool Inc.                              0.94                      16,147
                KBK Capital Corp.                           0.39                       4,306
                HPSC Inc.                                   0.53                       4,188
                Allstate Financial Corp.                    0.81                       3,623
                Source Capital Corp.                        0.75                       2,745
                   MEDIAN (ALL COMPANIES)                   0.94                      33,766
                   AVERAGE (ALL COMPANIES)                  1.00                      65,894

(1) Adjusted Beta relative to the Russell 2000 Index, as reported by Bloomberg. The adjusted Beta is an estimate of a security's future Beta. Adjusted Beta is initially derived from historical data, but modified by the assumption that a security's true Beta will move towards the market average of one, over time. The formula used to adjust Beta is: .67 * Raw Beta + .33 * 1.00.

The Russell 2000 index is comprised of the smallest 2000 companies in the Russell 3000 index, representing approximately 11% of the Russell 3000 total market capitalization. The Russell 3000 index is composed of 3000 large U.S. Companies, as determined by market capitalization. The Russell 3000 securities represents approximately 98% of the investable U.S. equity market. Capital Factors Holding, Inc. is a member of the Russell 2000 and Russell 3000.

                         CAPITAL FACTORS HOLDINGS, INC.

                                              ---------------------------------------------------------------------------

                                                             ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                                2002            2001          2000           1999             1998
                                              ---------------------------------------------------------------------------
INCOME STATEMENT

FEE AND INTEREST INCOME
Factoring Fees                                   $41,089         $38,527       $36,119         $34,228        $33,151
Interest Income                                  109,867          98,345        86,460          72,289         66,955
Interest Expense                                  62,532          55,006        49,777          41,388         39,256
   Net Interest Income                           $47,335         $43,339       $36,684         $30,901        $27,699
Letter of Credit and Other Fees                    5,721           5,297         5,351           5,638          5,918
Other Income                                       2,601           2,408         2,675           2,698          2,215
   Operating Revenues                            $96,745         $89,571       $80,829         $73,464        $68,983
Provision for Credit Losses                       11,757          10,808         9,717           8,340          7,698
OPERATING EXPENSES
Salaries and Benefits                             31,373          29,001        25,916          23,128         21,745
Occupancy and Other Office Expense                 7,640           7,250         6,589           5,928          5,139
Depreciation and Amortization                      1,014           1,017         1,020           1,024          1,029
Professional Fees                                  2,028           1,966         1,867           1,710          1,699
Other Expenses                                     6,761           6,267         5,710           5,150          4,910
   Total Operating Expenses                      $48,817         $45,501       $41,102         $36,940        $34,521
Income before income Taxes                        36,171          33,262        30,010          28,185         26,765
Income Tax Rate                                    39.1%           39.1%         39.1%           39.1%          39.1%
Income Tax                                        14,161          13,022        11,749          11,034         10,478
NET INCOME                                       $22,011         $20,240       $18,261         $17,151        $16,286

Factored Sales                                 5,201,114       4,815,846     4,459,117       4,026,824      3,630,956
Total Funds Employed                           1,009,653         911,610       804,385         699,769        608,762
Capital Expenditures                               1,000           1,000         1,000           1,000          1,100

Basic Shares Outstanding                      12,304.273      12,304.273    12,304.273      12,304.273     12,304.273
Fully Diluted Shares Outstanding              12,444.841      12,444.841    12,444.841      12,444.841     12,444.841
Period End Shares Outstanding                 12,304.650      12,304.650    12,304.650      12,304.650     12,304.650

Basic Earnings Per Share                           $1.79           $1.64         $1.48           $1.39          $1.32
Fully Diluted Earnings Per Share                   $1.77           $1.63         $1.47           $1.38          $1.31
Book Value Per Share                              $13.66          $11.88        $10.23           $8.75          $7.35
Tangible Book Value Per Share                     $13.57          $11.77        $10.11           $8.62          $7.22

Primary EPS Growth Rate                            8.75%          10.84%         6.48%           5.31%         39.62%
Fully Diluted EPS Growth Rate                      8.75%          10.84%         6.48%           5.31%         41.36%
Book Value Per Share Growth Rate                  15.06%          16.08%        16.97%          18.96%         21.96%


                                             ---------------------------------------------------------------------------------
                                              FOR THE SIX
                                              MONTHS ENDED                      FOR THE YEARS ENDED DECEMBER 31,
                                                6/30/98              1997             1996           1995            1994
                                             ---------------------------------------------------------------------------------
INCOME STATEMENT

FEE AND INTEREST INCOME
Factoring Fees                                     $14,741            $30,140           $26,066       $19,519         $17,371
Interest Income                                     29,482             48,192            35,835        28,211          17,628
Interest Expense                                    17,299             27,587            20,403        16,361          10,329
   Net Interest Income                             $12,183            $20,605           $15,432       $11,850          $7,299
Letter of Credit and Other Fees                      2,330              4,260             3,099         2,040           1,238
Other Income                                           931              2,099             1,708         1,849           1,541
   Operating Revenues                              $30,185            $57,104           $46,305       $35,258         $27,449
Provision for Credit Losses                          2,850              7,250             3,750         2,235           2,235
OPERATING EXPENSES
Salaries and Benefits                               10,719             19,142            14,674        11,240           8,699
Occupancy and Other Office Expense                   2,450              4,719             3,628         2,588           2,135
Depreciation and Amortization                          552                898               656           633             592
Professional Fees                                      753              1,274             1,006           992           1,181
Other Expenses                                       2,323              4,220             3,550         3,005           1,530
   Total Operating Expenses                        $16,797            $30,253           $23,516       $18,457         $14,137
Income before income Taxes                          10,538             19,601            19,039        14,566          11,077
Income Tax Rate                                      38.9%              40.5%             41.6%         40.3%           45.0%
Income Tax                                           4,096              7,939             7,924         5,873           4,984
NET INCOME                                          $6,442            $11,662           $11,115        $8,693          $6,092

Factored Sales                                   1,644,100          3,252,686         2,651,442     2,001,364       1,536,960
Total Funds Employed                               503,327            466,042           299,489       232,628         169,684
Capital Expenditures

Basic Shares Outstanding                        12,304.273         12,301.315        11,044.809    10,000.000      10,000.000
Fully Diluted Shares Outstanding                12,444.841         12,596.270        11,150.843    10,000.000      10,000.000
Period End Shares Outstanding                   12,304.650         12,303.950        12,300.000    10,000.000      10,000.000

Basic Earnings Per Share                             $0.52              $0.95             $1.01         $0.87           $0.61
Fully Diluted Earnings Per Share                     $0.52              $0.93             $1.00         $0.87           $0.61
Book Value Per Share                                 $6.55              $6.03             $5.05         $3.33           $2.46
Tangible Book Value Per Share                        $6.41

Primary EPS Growth Rate                             11.36%             -5.80%            15.77%        42.69%
Fully Diluted EPS Growth Rate                       12.75%             -7.12%            14.66%        42.69%
Book Value Per Share Growth Rate                     8.68%             19.44%            51.40%        35.27%

                         CAPITAL FACTORS HOLDING, INC.

                                              -----------------------------------------------------------------------------------

                                                                     ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                                   2002               2001              2000             1999            1998
                                              -----------------------------------------------------------------------------------
BALANCE SHEET

ASSETS
Cash                                             $53,831            $51,106           $48,518           $46,061         $43,729
Restricted Cash                                   17,500             17,500            17,500            17,500          17,500
   Nonrecourse Receivables                       548,199            507,591           469,992           435,178         402,942
   Recourse Receivables                          213,188            197,397           182,775           169,236         156,700
Factored Accounts Receivables                    761,387            704,988           652,767           604,414         559,642
Loans to Factoring Clients                        94,818             87,795            81,291            75,270          69,694
   Factored Receivables and Loans to
     Factoring Clt.                              856,205            792,783           734,058           679,683         629,336
Asset Based Loans                                496,072            436,072           364,072           292,072         220,072
   Total Receivables                           1,352,277          1,228,855         1,098,130           971,755         849,409
      Less:  Allowance for Losses                 11,795             10,665             9,439             8,244           7,080
      Less:  Unearned Discount Fees                8,819              8,166             7,561             7,001           6,482
   Net Finance Receivables                    $1,331,663         $1,210,024        $1,081,131          $956,510        $835,847
Property and equipment, net                        4,469              4,483             4,499             4,519           4,543
Intangible Assets                                  1,200              1,320             1,440             1,560           1,680
Other Assets                                       7,397              7,009             6,595             6,352           6,428
   TOTAL ASSETS                               $1,416,061         $1,291,441        $1,159,683        $1,032,503        $909,727


LIABILITIES
Due to Affiliates                                   $715               $715              $715              $715            $715
Capital Factors Variable Rate Asset
  Backed Cert                                    100,000            100,000           150,000           275,000         275,000
Note Payable to Affiliate                        300,000            300,000           300,000           282,849         208,922
Note Payable to Unaffiliated Bank                 75,000             75,000            75,000            75,000          75,000
Subordinated Notes                                     0                  0             2,857            10,000          10,000
Incremental Borrowing Facility                   419,091            342,266           201,778                 0               0
Due To Factoring Clients                         342,624            317,245           293,745           271,986         240,646
Other Liabilities                                 10,493             10,089             9,701             9,328           8,969
   TOTAL LIABILITIES                          $1,247,924         $1,145,315        $1,033,797          $924,879        $819,253

Common Equity                                    168,137            146,126           125,886           107,624          90,474
   TOTAL LIABILITIES AND EQUITY               $1,416,061         $1,291,441        $1,159,683        $1,032,503        $909,727



                                              ------------------------------------------------------------------------------------
                                                  FOR THE SIX
                                                  MONTHS ENDED                    FOR THE YEARS ENDED DECEMBER 31,
                                                   6/30/98           1997              1996              1995             1994
                                              ------------------------------------------------------------------------------------

BALANCE SHEET

ASSETS
Cash                                                $39,804          $41,254          $28,101           $20,327          $15,447
Restricted Cash                                       9,375           10,134            6,563            16,188            4,688
   Nonrecourse Receivables                          361,626          326,642          269,813           226,917          188,699
   Recourse Receivables                             122,835          201,322          157,178            69,559           37,787
Factored Accounts Receivables                       484,462          527,964          426,991           296,476          226,485
Loans to Factoring Clients                           60,332           54,029           27,967            26,415           23,431
   Factored Receivables and Loans to
     Factoring Clt.                                 544,793          581,993          454,958           322,891          249,917
Asset Based Loans                                   160,072          118,793           36,020            38,315           10,474
   Total Receivables                                704,866          700,787          490,978           361,206          260,390
      Less:  Allowance for Losses                     6,192            6,125            2,994             2,981            1,774
      Less:  Unearned Discount Fees                   2,862            2,927            2,436             3,404            2,781
   Net Finance Receivables                         $695,812         $691,734         $485,548          $354,821         $255,835
Property and equipment, net                           4,321            4,471            3,095             3,285            3,026
Intangible Assets                                     1,800
Other Assets                                          7,430            8,983            7,261             4,851            3,884
   TOTAL ASSETS                                    $758,542         $756,577         $530,567          $399,471         $282,880


LIABILITIES
Due to Affiliates                                      $715             $146           $1,310            $6,453           $4,836
Capital Factors Variable Rate Asset
  Backed Cert                                       253,740          275,000          175,000           175,000          125,000
Note Payable to Affiliate                           129,411          111,754           70,131            52,260           34,540
Note Payable to Unaffiliated Bank                    73,800           43,600           15,900                 0                0
Subordinated Notes                                   10,000           10,000           10,000                 0                0
Incremental Borrowing Facility
Due To Factoring Clients                            201,538          234,745          191,489           128,578           90,707
Other Liabilities                                     8,708            7,151            4,649             3,840            3,150
   TOTAL LIABILITIES                               $677,913         $682,395         $468,479          $366,131         $258,233


Common Equity                                        80,629           74,182           62,088            33,340           24,647
   TOTAL LIABILITIES AND EQUITY                    $758,542         $756,577         $530,567          $399,471         $282,880

                         CAPITAL FACTORS HOLDING, INC.

                                                        --------------------------------------------------------------------------

                                                                         ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                                            2002            2001              2000          1999           1998
                                                        --------------------------------------------------------------------------
AVERAGE BALANCE SHEET


Average Cash and Restricted Cash                           $69,968          $67,312          $64,790       $61,646        $59,210
Average Assets                                           1,353,751        1,225,562        1,096,093       931,689        878,309
Average Fact Recv and Loans to Fact Clients                824,494          763,420          706,871       638,342        619,624
Average Asset Based Loans                                  466,072          400,072          328,072       232,951        199,295
Average Total Receivables                                1,290,566        1,163,492        1,034,943       871,294        818,920
Average Funds Employed                                     907,019          805,690          706,574       625,042        579,484
Average Capital Factors Var Rate Asset Backed Cert         100,000          104,167          162,500       275,000        275,000
Average Note Payable to Affiliate                          300,000          300,000          291,424       219,944        196,131
Average Payable to Unaffiliated Bank                        75,000           75,000           75,000        75,000         70,867
Average Subordinated Notes                                       0              238            3,571        10,000         10,000
Average Incremental Borrowing Facility                     380,679          272,022          150,889             0              0
Average Due to Clients                                     329,934          305,495          282,866       245,319        239,869
Average Common Equity                                      157,131          136,006          116,755        93,031         88,329

INTEREST INCOME AND EXPENSE


Net Yield on Cash                                                                                                           5.00%
Net Yield on Factoring                                                                                                     11.00%
Net Yield on Asset Based Loans                                                                                             11.15%
Capital Factors Variable Rate Asset Backed Cert                                                                             6.67%
All Incremental from Affiliate                                                                                              7.75%
Existing Fleet Facility                                                                                                     6.94%
Subordinated Note                                                                                                           7.95%
Incremental Borrowing Facility                                                                                              7.20%
Interest Income from Cash                                   $3,498           $3,366           $3,239        $3,082         $2,961
Interest Income from Factoring                              54,402           50,372           46,641        43,233         41,773
Interest Income from Asset Based Loans                      51,967           44,608           36,580        25,974         22,221
Interest Expense from Variable Rate Asset Backed Cert        6,670            6,948           10,839        18,343         18,343
Interest Expense from Note Payable to Affiliate             23,250           23,250           22,585        17,046         15,200
Interest Expense from Note Payable to Unaffiliated Bank      5,205            5,205            5,205         5,205          4,918
Interest Expense from Subordinated notes                         0               19              284           795            795
Interest Expense from Incremental Borrowing Facility        27,407           19,585           10,863             0              0



                                                        ------------------------------------------------------------------------
                                                              FOR THE SIX
                                                             MONTHS ENDED             FOR THE YEARS ENDED DECEMBER 31,
                                                                6/30/98         1997         1996          1995          1994
                                                        ------------------------------------------------------------------------
AVERAGE BALANCE SHEET


Average Cash and Restricted Cash
Average Assets                                                   751,870       632,976      470,183       341,176
Average Fact Recv and Loans to Fact Clients
Average Asset Based Loans
Average Total Receivables                                        681,630       591,328      438,815       312,124       241,815
Average Funds Employed                                           483,100       391,000      286,200       210,900       153,600
Average Capital Factors Var Rate Asset Backed Cert
Average Note Payable to Affiliate
Average Payable to Unaffiliated Bank
Average Subordinated Notes
Average Incremental Borrowing Facility
Average Due to Clients
Average Common Equity                                             77,502        67,904       46,287        28,994        21,601

INTEREST INCOME AND EXPENSE


Net Yield on Cash
Net Yield on Factoring
Net Yield on Asset Based Loans
Capital Factors Variable Rate Asset Backed Cert
All Incremental from Affiliate
Existing Fleet Facility
Subordinated Note
Incremental Borrowing Facility
Interest Income from Cash
Interest Income from Factoring
Interest Income from Asset Based Loans
Interest Expense from Variable Rate Asset Backed Cert
Interest Expense from Note Payable to Affiliate
Interest Expense from Note Payable to Unaffiliated Bank
Interest Expense from Subordinated notes
Interest Expense from Incremental Borrowing Facility

                         CAPITAL FACTORS HOLDING, INC.



                                                        --------------------------------------------------------------------------

                                                                         ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                                             2002            2001             2000           1999           1998
                                                        --------------------------------------------------------------------------
KEY RATIOS


ROAA                                                         1.63%           1.65%            1.67%          1.84%          1.85%
ROACE                                                       14.01%          14.88%           15.64%         18.44%         18.44%

GROWTH RATES
Factored Sales Volume                                        8.00%           8.00%           10.74%         10.90%         11.63%
Factored Accounts Receivables                                8.00%           8.00%            8.00%          8.00%          6.00%
Loans to Factoring Clients                                   8.00%           8.00%            8.00%          8.00%         28.99%
Asset Based Loans                                           13.76%          19.78%           24.65%         32.72%         85.26%
Total Receivables                                           10.04%          11.90%           13.00%         14.40%         21.21%
Total Assets                                                 9.65%          11.36%           12.32%         13.50%         20.24%


INCOME STATEMENT
Factoring Fees / Factored Sales                              0.79%           0.80%            0.81%          0.85%          0.91%
Net Interest Income / Factored Sales                         0.91%           0.90%            0.82%          0.77%          0.76%
Net Interest Income / Average Funds Employed                 5.22%           5.38%            5.19%          4.94%          4.78%
Letter of Credit / Factored Sales                            0.11%           0.11%            0.12%          0.14%          0.16%
Other Income / Factored Sales                                0.05%           0.05%            0.06%          0.07%          0.06%
Operating Revenues / Factored Sales                          1.86%           1.86%            1.81%          1.82%          1.90%
Salaries and Benefits / Total Receivables                    2.32%           2.36%            2.36%          2.38%          2.56%
Occupancy and Other Exp / Total Receivables                  0.57%           0.59%            0.60%          0.61%          0.61%
Professional Fees / Total Receivables                        0.15%           0.16%            0.17%          0.18%          0.20%
Other Expense / Total Receivables                            0.50%           0.51%            0.52%          0.53%          0.58%
Operating Expense / Factored Sales                           0.94%           0.94%            0.92%          0.92%          0.95%
Total Expense / Factored Sales                               1.16%           1.17%            1.14%          1.12%          1.16%
Income Before Income Taxes / Factored Sales                  0.70%           0.69%            0.67%          0.70%          0.74%
Accounts Receivable Turnover in Days                            58              58               58             58             62


BALANCE SHEET

Nonrecourse Receivables / Factored Accts Receivables        72.00%          72.00%           72.00%         72.00%         72.00%
Recourse Receivables / Factored Accts Receivables           28.00%          28.00%           28.00%         28.00%         28.00%
Loans to Factoring Clients / Factored Accts Receivables     12.45%          12.45%           12.45%         12.45%         12.45%
Asset Based Loans Net Growth Per Month                      $5,000          $6,000           $6,000         $6,000        $10,000
Allowance for Losses on Nonrecourse Loans                    1.00%           1.00%            1.00%          1.00%          1.00%
Allowance for Losses on Asset Based Loans                    1.00%           1.00%            1.00%          1.00%          1.00%
Allowance for Losses on Non Accruing Receivables            50.00%          50.00%           50.00%         50.00%         50.00%
Unearned Discount Fees / Fact. Recv. and Loans to
  Factoring Clients                                          1.03%           1.03%            1.03%          1.03%          1.03%
Due to Factoring Clients / Factored Receivables             45.00%          45.00%           45.00%         45.00%         43.00%
Debt / Equity                                              531.76%         559.29%          579.60%        597.31%        628.83%
Common Equity / Total Assets                                11.87%          11.31%           10.86%         10.42%          9.95%


                                                        ---------------------------------------------------------------------------
                                                              FOR THE SIX
                                                              MONTHS ENDED              FOR THE YEARS ENDED DECEMBER 31,
                                                                6/30/98          1997           1996           1995         1994
                                                        --------------------------------------------------------------------------
KEY RATIOS


ROAA                                                              1.73%          1.84%           2.36%          2.71%        2.35%
ROACE                                                            16.76%         17.17%          24.01%         30.20%       28.80%

GROWTH RATES
Factored Sales Volume                                             1.93%         22.68%          32.48%         30.22%
Factored Accounts Receivables                                   -15.80%         23.65%          44.02%         30.90%
Loans to Factoring Clients                                       24.69%         93.19%           5.87%         12.73%
Asset Based Loans                                                81.57%        229.80%          -5.99%        265.83%
Total Receivables                                                 1.17%         42.73%          35.93%         38.72%
Total Assets                                                      0.52%         42.60%          32.82%         41.22%


INCOME STATEMENT
Factoring Fees / Factored Sales                                   0.90%          0.93%           0.98%          0.98%        1.13%
Net Interest Income / Factored Sales                              0.74%          0.63%           0.58%          0.59%        0.47%
Net Interest Income / Average Funds Employed                      5.09%          5.27%           5.39%          5.62%        4.75%
Letter of Credit / Factored Sales                                 0.14%          0.13%           0.12%          0.10%        0.08%
Other Income / Factored Sales                                     0.06%          0.06%           0.06%          0.09%        0.10%
Operating Revenues / Factored Sales                               1.84%          1.76%           1.75%          1.76%        1.79%
Salaries and Benefits / Total Receivables                         3.07%          2.73%           2.99%          3.11%        3.34%
Occupancy and Other Exp / Total Receivables                       0.70%          0.67%           0.74%          0.72%        0.82%
Professional Fees / Total Receivables                             0.22%          0.18%           0.20%          0.27%        0.45%
Other Expense / Total Receivables                                 0.66%          0.60%           0.72%          0.83%        0.59%
Operating Expense / Factored Sales                                1.02%          0.93%           0.89%          0.92%        0.92%
Total Expense / Factored Sales                                    1.20%          1.15%           1.03%          1.03%        1.07%
Income Before Income Taxes / Factored Sales                       0.64%          0.60%           0.72%          0.73%        0.72%
Accounts Receivable Turnover in Days                                 55             55              52             53           53


BALANCE SHEET

Nonrecourse Receivables / Factored Accts Receivables             74.64%         61.87%          63.19%         76.54%       83.32%
Recourse Receivables / Factored Accts Receivables                25.36%         38.13%          36.81%         23.46%       16.68%
Loans to Factoring Clients / Factored Accts Receivables          12.45%         10.23%           6.55%          8.91%       10.35%
Asset Based Loans Net Growth Per Month
Allowance for Losses on Nonrecourse Loans
Allowance for Losses on Asset Based Loans
Allowance for Losses on Non Accruing Receivables
Unearned Discount Fees / Fact. Recv. and Loans to
  Factoring Clients                                               0.53%          0.50%           0.54%          1.05%        1.11%
Due to Factoring Clients / Factored Receivables                  41.60%         44.46%          44.85%         43.37%       40.05%
Debt / Equity                                                   579.14%        593.62%         436.52%        681.64%      647.29%
Common Equity / Total Assets                                     10.63%          9.80%          11.70%          8.35%        8.71%

                         CAPITAL FACTORS HOLDING, INC.



                                                        ------------------------------------------------------------------

                                                                  ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                                        2002            2001          2000            1999        1998
                                                        ------------------------------------------------------------------
ASSET QUALITY


Beginning Reserve for Credit Loss                       $10,665         $9,439        $8,244         $7,080       $6,125
Provision for Credit Losses                              11,757         10,808         9,717          8,340        7,698
Charge offs Net of Recoveries                            10,628          9,581         8,523          7,175        6,744
Other Net Additions                                           0              0             0              0            0
Ending Reserve for Credit Losses                        $11,795        $10,665        $9,439         $8,244       $7,080
Non Accruing Receivables                                 $2,705         $2,458        $2,196         $1,944       $1,699


ASSET QUALITY RATIOS
Net Charge Offs / Factored Sales                          0.20%          0.20%         0.19%          0.18%        0.19%
Net Charge Offs / Average Receivables                     0.82%          0.82%         0.82%          0.82%        0.82%
Net Charge Offs / Average Funds Employed                  1.17%          1.19%         1.21%          1.15%        1.16%
Provision for Credit Loss  / Factored Sales               0.23%          0.22%         0.22%          0.21%        0.21%
Provision for Credit Loss  / Average Receivables          0.91%          0.93%         0.94%          0.96%        0.94%
Provision for Credit Loss  / Average Funds Employed       1.30%          1.34%         1.38%          1.33%        1.33%
Non accruing Advances / Total Receivables                 0.20%          0.20%         0.20%          0.20%        0.20%
Non accruing Advances / Total Funds Employed              0.27%          0.27%         0.27%          0.28%        0.28%


                                                        ---------------------------------------------------------------------
                                                        FOR THE SIX
                                                        MONTHS ENDED                FOR THE YEARS ENDED DECEMBER 31,
                                                          6/30/98         1997          1996            1995            1994
                                                        ---------------------------------------------------------------------
ASSET QUALITY


Beginning Reserve for Credit Loss                          $6,125        $2,994        $2,981          $1,774          $2,157
Provision for Credit Losses                                 2,850         7,250         3,750           2,235           2,235
Charge offs Net of Recoveries                               2,783         4,118         3,837           1,028           2,618
Other Net Additions                                             0             0           100              (0)              0
Ending Reserve for Credit Losses                           $6,192        $6,125        $2,994          $2,981          $1,774
Non Accruing Receivables                                   $1,464          $430          $660          $2,184            $739


ASSET QUALITY RATIOS
Net Charge Offs / Factored Sales                            0.17%         0.13%         0.14%           0.05%           0.17%
Net Charge Offs / Average Receivables                       0.82%         0.70%         0.87%           0.33%           1.08%
Net Charge Offs / Average Funds Employed                    1.16%         1.05%         1.34%           0.49%           1.70%
Provision for Credit Loss / Factored Sales                  0.17%         0.22%         0.14%           0.11%           0.15%
Provision for Credit Loss / Average Receivables             0.84%         1.23%         0.85%           0.72%           0.92%
Non accruing Advances / Total Receivables                   1.19%         1.85%         1.31%           1.06%           1.46%
Provision for Credit Loss / Average Funds Employed          0.21%         0.06%         0.13%           0.60%           0.28%
Non accruing Advances / Total Funds Employed                0.29%         0.09%         0.22%           0.94%           0.44%


TABLE 1 - CALCULATON OF DEFERRED ISSUANCE COSTS BY YEAR FOR EXISTING VARIABLE RATE ABS


SERIES. . . . . . . . . . . . . . . . . . . . .                      1          2            3            4
                                                               -------------------------------------------------
DATE ISSUED . . . . . . . . . . . . . . . . . .                   6/29/94    12/15/94     7/28/95      4/30/97
AMOUNT ISSUED (000'S) . . . . . . . . . . . . .                  $100,000    $25,000      $50,000     $100,000
DEFERRED ISSUANCE COST (RATE) . . . . . . . . .                    1.50%      1.50%        1.50%        1.25%         TOTAL
DEFERRED ISSUANCE COST (000'S). . . . . . . . .                   $1,500       $375        $750        $1,250       DEFERRED
AMOUNT AMORTIZED (STRAIGHT LINE). . . . . . . .                    $273        $68         $136         $174        ISSUANCE
YEARS TO MATURITY . . . . . . . . . . . . . . .                     5.5        5.5          5.5         7.17          COST
                                                     12/31/94   $1,363.64     $375.00                               $1,738.64
                                                     12/31/95   $1,090.91     $306.82     $693.18                   $2,090.91
                                                     12/31/96     $818.18     $238.64     $556.82                   $1,613.64
                                                     12/31/97     $545.45     $170.45     $420.45    $1,133.72      $2,270.08
                                                     12/31/98     $272.73     $102.27     $284.09      $959.30      $1,618.39
                                                     12/31/99       $0.00      $34.09     $147.73      $784.88        $966.70
                                                      6/30/00                   $0.00
                                                     12/31/00                              $11.36      $610.47        $621.83
                                                      1/31/01                              ($0.00)
                                                     12/31/01                                          $436.05        $436.05
                                                     12/31/02                                          $261.63        $261.63
                                                     12/31/03                                           $87.21         $87.21
                                                      6/30/04                                            $0.00          $0.00


Dollars in thousands.                  1

TABLE 2 - CALCULATION OF AVERAGE BALANCE FOR EXISTING VARIABLE RATE ABS








                                                 ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                              --------------------------------------------------------------------------------------
OUTSTANDING BALANCE              12/31/02       12/31/01       12/31/00       12/31/99       12/31/98       12/31/97
     SERIES 1                          0              0              0        100,000       $100,000       $100,000
     SERIES 2                          0              0              0       $ 25,000       $ 25,000       $ 25,000
     SERIES 3                          0              0       $ 50,000       $ 50,000       $ 50,000       $ 50,000
     SERIES 4                   $100,000       $100,000       $100,000       $100,000       $100,000       $100,000
     TOTAL                      $100,000       $100,000       $150,000       $275,000       $275,000       $275,000

AVERAGE BALANCE
     SERIES 1                   $      0       $      0       $      0       $100,000       $100,000
     SERIES 2                   $      0       $      0       $ 12,500       $ 25,000       $ 25,000
     SERIES 3                   $      0       $  4,167       $ 50,000       $ 50,000       $ 50,000
     SERIES 4                   $100,000       $100,000       $100,000       $100,000       $100,000
     TOTAL                      $100,000       $104,167       $162,500       $275,000       $275,000







                                                             SERIES 1       SERIES 2       SERIES 3       SERIES 4
YEAR OF MATURITY . . . . . . . . . .  .                        DEC-99        JUN-00          JAN-01         JUN-04
                                        JANUARY              $100,000       $ 25,000       $ 50,000       $100,000
                                        FEBRUARY              100,000         25,000              0        100,000
                                        MARCH                 100,000         25,000              0        100,000
                                        APRIL                 100,000         25,000              0        100,000
          AVERAGE BALANCE               MAY                   100,000         25,000              0        100,000
         IN YEAR OF MATURITY            JUNE                  100,000         25,000              0        100,000
                                        JULY                  100,000              0              0              0
                                        AUGUST                100,000              0              0              0
                                        SEPTEMBER             100,000              0              0              0
                                        OCTOBER               100,000              0              0              0
                                        NOVEMBER              100,000              0              0              0
                                        DECEMBER              100,000              0              0              0
                                        Average              $100,000       $ 12,500       $  4,167       $ 50,000

Dollars in thousands.

TABLE 3 (a) - CALCULATION OF OUTSTANDING BALANCE FOR SUBORDINATED NOTES

SUBORDINATED NOTES


The 7.95% Subordinated Notes were issued in connection with Capital Factors Securitized Financings. Interest is payable monthly and the loan is due in July 2001. We assume that the Subordinated Notes will reduce porportionally with the total of the first 3 series of Asset Backed Certificates.


VARIABLE RATE ASSET BACKED CERTIFICATES


                                                          ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                     ----------------------------------------------------------------------------------
OUTSTANDING BALANCE                  12/31/02       12/31/01       12/31/00       12/31/99       12/31/98       12/31/97
                                     --------       --------       --------       --------       --------       --------
                 SERIES 1                   0              0              0        100,000       $100,000       $100,000
                 SERIES 2                   0              0              0       $ 25,000       $ 25,000       $ 25,000
                 SERIES 3                   0              0       $ 50,000       $ 50,000       $ 50,000       $ 50,000
                 TOTAL               $      0       $      0       $ 50,000       $175,000       $175,000       $175,000

SUBORDINATED NOTES

                                                          ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                     -----------------------------------------------------------------------------------
OUTSTANDING BALANCE                  12/31/02       12/31/01       12/31/00       12/31/99       12/31/98       12/31/97
                                     --------       --------       --------       --------       --------       --------
                 TOTAL               $      0       $      0       $  2,857       $ 10,000       $ 10,000       $ 10,000

                                                   SERIES 1       SERIES 2       SERIES 3                    SUBORDINATED
YEAR OF MATURITY . . . . . . . . . . .              DEC-99         JUN-00         JAN-01         TOTAL          NOTES
                                                   --------       --------       --------      --------        --------
                                        DEC-99     $100,000       $ 25,000       $ 50,000       $175,000       $ 10,000
                                        JAN-00                      25,000       $ 50,000       $ 75,000       $  4,286
                                        FEB-00                      25,000       $ 50,000       $ 75,000       $  4,286
                                        MAR-00                      25,000       $ 50,000       $ 75,000       $  4,286
                                        APR-00                      25,000       $ 50,000       $ 75,000       $  4,286
          OUTSTANDING BALANCE           MAY-00                      25,000       $ 50,000       $ 75,000       $  4,286
                                        JUN-00                      25,000       $ 50,000       $ 75,000       $  4,286
                                        JUL-00                                   $ 50,000       $ 50,000       $  2,857
                                        AUG-00                                   $ 50,000       $ 50,000       $  2,857
                                        SEP-00                                   $ 50,000       $ 50,000       $  2,857
                                        OCT-00                                   $ 50,000       $ 50,000       $  2,857
                                        NOV-00                                   $ 50,000       $ 50,000       $  2,857
                                        DEC-00                                   $ 50,000       $ 50,000       $  2,857
                                        JAN-01                                   $ 50,000       $ 50,000       $  2,857

Dollars in thousands

TABLE 3 (a) - CALCULATION OF AVERAGE BALANCE FOR SUBORDINATED NOTES


SUBORDINATED NOTES


                                                         ESTIMATED FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------------------------------------
AVERAGE BALANCE                              12/31/02      12/31/01      12/31/00      12/31/99      12/31/98
                                             --------      --------      --------      --------      --------
                 TOTAL                       $     0       $   238       $ 3,571       $10,000       $10,000


                                                                                  2000          2001
                                                                                 -------       -------
                                                        JANUARY                  $4,286        $2,857
                                                        FEBRUARY                 $4,286        $    0
                                                        MARCH                    $4,286        $    0
                                                        APRIL                    $4,286        $    0
                                    AVERAGE BALANCE     MAY                      $4,286        $    0
                                                        JUNE                     $4,286        $    0
                                                        JULY                     $2,857        $    0
                                                        AUGUST                   $2,857        $    0
                                                        SEPTEMBER                $2,857        $    0
                                                        OCTOBER                  $2,857        $    0
                                                        NOVEMBER                 $2,857        $    0
                                                        DECEMBER                 $2,857        $    0
                                                        Average                  $3,571        $  238





Dollars in thousands.

                         CAPITAL FACTORS HOLDINGS, INC.

       IMPLIED VALUATION MULTIPLES BASED ON SELECTED MERGER TRANSACTIONS



                 - COMPARABLE TRANSACTION ANALYSIS
                   The following graph examines a range of prices based on 33 selected finance company merger transactions which have been publicly announced since January 1, 1995.


                                    [GRAPH]


                             IMPLIED PER SHARE VALUATION BASED ON
                             MULTIPLES OF COMPARABLE TRANSACTIONS
                                                  MEDIAN                       PREMIUM(1)
                                                  ------                       ----------
                   Price / Book                   $15.62            238%          (3.9%)
                   Price / LTM EPS                $17.63          17.46x           8.5%



(1) Implied per share premium (or discount) to current market price of $16.250 on 10/12/98.

                         COMPARABLE TRANSACTION ANALYSIS


      -  The merger and acquisition methodology involves the following steps:


         1. Selection of a group of recent merger and acquisition transactions involving comparable selling companies. The list of 33 selected transactions includes factoring and asset based finance companies with publicly announced deal values since January 1, 1995. It also includes specialty finance companies with transaction values between $100 million and $500 million. Of the transactions with publicly announced deal values, certain transactions did not have adequate disclosure to calculate all transaction multiples. In addition to this list, there were an additional 9 factoring companies that did not have a publicly announced transaction value.


         2. Determination of median transaction values for relevant valuation statistics for the selected merger and acquisition transactions, including:

                Price to Book                       Price to LTM Earnings


         3. Applying the merger and acquisition median values determined to Capital Factors book value and latest twelve month earnings in order to imply acquisition values for the Company based on the valuation statistics above.

                    SELECTED FINANCE COMPANY M&A TRANSACTIONS

                      JANUARY 1, 1995 - SEPTEMBER 29, 1998

SELECTED FINANCE COMPANY MERGER TRANSACTIONS WITH PUBLICLY ANNOUNCED DEAL
VALUES.


        BUYER                          STATE               SELLER                     STATE              ENTITY SOLD
        -----                          -----               ------                     -----              -----------
 1 Greater Bay Bancorp                  CA      Pacific Business Funding Corp.          CA     Pacific Business Funding Corp.
 2 SJNB Financial Corp.                 CA      Epic Funding Corp.                      CA     Epic Funding Corp.
 3 Walnut Financial Services            VA      Pacific Financial Services Corp.        WA     Pacific Financial Services Corp.
 4 BB&T Corp.                           NC      Phillips Industries Inc.                NC     Phillips Factors Corp.
 5 Bay View Capital Corp.               CA      EXXE Data Corp.                         CA     EXXE Data Corp.
 6 Capital Bancorp                      FL      TempFunds America, Inc.                 SC     TempFunds America Inc.
 7 Norwest Corp.                        MN      National Business Finance Inc.          CO     National Business Finance Inc.
 8 FINOVA Group, Inc.                   AZ      The LINC Group Inc.                     IL     LINC Financial Services Inc.
 9 Surety Capital Corporation           TX      Providers Funding Corp.                 TX     Providers Funding Corp.
10 Imperial Credit Industries Inc.      CA      Coast Savings Financial                 CA     CoastFed Business Credit Corporation
 1 First Sierra Financial Inc.          TX      Booker Montague Leasing Ltd.            FO     Booker Montague Leasing Ltd.
 2 General Electric Co.                 CT      Metropolitan Life Insurance Co.         NY     MetLife Capital Corp.
 3 Cowlitz Bancorp.                     WA      Business Finance Corp.                  WA     Business Finance Corp.
 4 PNC Bank Corp.                       PA      Bank of Tokyo-Mitsubishi Ltd.           FO     Asset-based finance business
 5 Newcourt Credit Group Inc.           FO      Nomura International PLC                FO     AT&T Capital Corp.
 6 BankBoston Corp.                     MA      Gordon Brothers                         MA     GBFC Inc.
 7 The Nomura Securities Co. Ltd.       FO      AT&T Capital Corp.                      NJ     AT&T Capital Corp.
 8 SJNB Financial Corp.                 CA      Astra Financial Inc.                    CA     Astra Financial Inc.
 9 Norwest Corp.                        MN      LFC Financial Corp                      PA     Beacon Business Credit Corp.
10 First Capital Corp.                  OK      Sterling West Bancorp                   CA     Sterling Business Credit Inc.
11 Norwest Corp.                        MN      Foothill Group, Inc.                    CA     Foothill Group, Inc.
 1 General Electric Company             CT      Nissan Motor Company Ltd.               FO     Nissan Finance Corp. Ltd.
 2 Firstar Corporation                  WI      Cargill Inc.                            MN     Cargill Leasing Corp.
 3 UniCapital Corp.                     FL      Jacom Computer Services Inc.            NJ     Jacom Computer Services Inc.
 4 Fidelity National Financial Inc.     CA      Granite Financial Inc.                  CO     Granite Financial Inc.
 5 Imperial Credit Industries Inc.      CA      PrinCap Mortgage Warehouse Inc.         NJ     PrinCap Mortgage Warehouse Inc.
 6 General Electric Capital Corp.       CT      TLS Plc                                 FO     TLS Plc
 7 Cypress Group/Keystone Inc.          NY      Odyssey Partners                        NY     90% of Scotsman Holdings Inc.
 8 TCF Financial Corp.                  MN      Winthrop Resources Corp.                MN     Winthrop Resources Corp.
 9 Transamerica Corp.                   CA      Trans Ocean Ltd.                        CA     Trans Ocean Ltd.
10 AT&T Capital Corporation             NJ      Municipal Financial Corporation         FO     Municipal Leasing
11 Newcourt Credit Group Inc.           FO      Pitney Bowes Inc.                       CT     Custom Vendor Finance
12 Leasetec Corp.                       CO      Storage Technology Corp.                CO     StorageTek Financial Services








                                                                                                                     ANNOUNCE
        BUYER                                                       SALE DESCRIPTION                                    DATE
        -----                                                       ----------------                                 --------
 1 Greater Bay Bancorp                 Factoring and asset-based lender                                                8/4/98
 2 SJNB Financial Corp.                Provider of direct & vendor lease programs, accounts receivables financing     4/13/98
 3 Walnut Financial Services           Accounts receivable factoring services                                         1/28/98
 4 BB&T Corp.                          A/R Factor: textiles, furniture, home furnishing                                2/4/97
 5 Bay View Capital Corp.              Commercial factor, asset-based lender                                          1/23/97
 6 Capital Bancorp                     Commercial factor                                                              8/12/96
 7 Norwest Corp.                       Commercial factor                                                              8/12/96
 8 FINOVA Group, Inc.                  Medical accounts receivable factor                                             4/24/96
 9 Surety Capital Corporation          Medical accounts receivable factor                                             3/15/96
10 Imperial Credit Industries Inc.     Provides A/R lines of credit to Calif. businesses                              9/19/95
 1 First Sierra Financial Inc.         Equipment financier and lessor                                                 8/19/98
 2 General Electric Co.                Equipment financier and lessor                                                 8/14/98
 3 Cowlitz Bancorp.                    Asset-based financier                                                          8/11/98
 4 PNC Bank Corp.                      Commercial asset-based finance business                                        4/15/98
 5 Newcourt Credit Group Inc.          Commercial equipment lessor / financier                                       11/17/97
 6 BankBoston Corp.                    Asset-based lender                                                            10/15/96
 7 The Nomura Securities Co. Ltd.      Commercial equipment lessor / financier                                         6/6/96
 8 SJNB Financial Corp.                Asset-based commercial finance and factoring co.                              11/16/95
 9 Norwest Corp.                       Asset-based lender to small/mid-sized mftrs/whole.                             9/27/95
10 First Capital Corp.                 Asset-Based lender, small manuftrs. & wholesalers                              8/14/95
11 Norwest Corp.                       Asset-based commercial lender and money manager                                5/15/95
 1 General Electric Company            Australian dealer autofinance operations                                       9/28/98
 2 Firstar Corporation                 equipment lessor                                                                6/4/98
 3 UniCapital Corp.                    computer and telecommunications equipment lessor                               2/14/98
 4 Fidelity National Financial Inc.    business equipment lessor                                                     11/17/97
 5 Imperial Credit Industries Inc.     warehouse lender to mortgage brokers                                           10/2/97
 6 General Electric Capital Corp.      car, commercial & civil engineering vehicle lessor                             6/27/97
 7 Cypress Group/Keystone Inc.         lessor of mobile office units                                                  4/14/97
 8 TCF Financial Corp.                 computer, telecommunications and equipment lessor                              2/14/97
 9 Transamerica Corp.                  container leasing company                                                      7/25/96
10 AT&T Capital Corporation            office equipment and automobile lessor                                         6/12/96
11 Newcourt Credit Group Inc.          vendor financier                                                               6/12/96
12 Leasetec Corp.                      computer storage leasing (hard drives, etc.)                                    2/9/96


                                                    STATUS
        BUYER                           STATUS       DATE
        -----                           ------      -------
 1 Greater Bay Bancorp                  Pending          NA
 2 SJNB Financial Corp.               Completed     5/22/98
 3 Walnut Financial Services          Completed     1/30/98
 4 BB&T Corp.                         Completed     5/20/97
 5 Bay View Capital Corp.             Completed     3/17/97
 6 Capital Bancorp                    Completed     8/12/96
 7 Norwest Corp.                      Completed     9/30/96
 8 FINOVA Group, Inc.                 Completed      5/9/96
 9 Surety Capital Corporation         Completed     3/15/96
10 Imperial Credit Industries Inc.    Completed     9/30/95
 1 First Sierra Financial Inc.        Completed     8/19/98
 2 General Electric Co.               Completed     8/14/98
 3 Cowlitz Bancorp.                   Completed      9/1/98
 4 PNC Bank Corp.                     Completed     4/15/98
 5 Newcourt Credit Group Inc.         Completed     1/12/98
 6 BankBoston Corp.                   Completed    10/15/96
 7 The Nomura Securities Co. Ltd.     Completed     10/1/96
 8 SJNB Financial Corp.               Completed      1/2/96
 9 Norwest Corp.                      Completed     12/1/95
10 First Capital Corp.                Completed      9/7/95
11 Norwest Corp.                      Completed    10/19/95
 1 General Electric Company             Pending          NA
 2 Firstar Corporation                Completed     7/31/98
 3 UniCapital Corp.                   Completed     5/20/98
 4 Fidelity National Financial Inc.   Completed     2/26/98
 5 Imperial Credit Industries Inc.    Completed     10/2/97
 6 General Electric Capital Corp.     Completed     9/10/97
 7 Cypress Group/Keystone Inc.        Completed     5/22/97
 8 TCF Financial Corp.                Completed     6/24/97
 9 Transamerica Corp.                 Completed    10/16/96
10 AT&T Capital Corporation           Completed      8/7/96
11 Newcourt Credit Group Inc.         Completed     6/12/96
12 Leasetec Corp.                     Completed     3/29/96


Factoring company mergers are in yellow; asset based lenders in blue and other speciality finance companies with deal values between $100 and $500 are in red. In addition to the factoring mergers listed above, there were 9 more deals without publicly announced transaction values.
All financials are in thousands; financials as of deal announcement.
Source: SNL Securities Financial Services M&A Database.

                    SELECTED FINANCE COMPANY M&A TRANSACTIONS

                      JANUARY 1, 1995 - SEPTEMBER 29, 1998

SELECTED FINANCE COMPANY MERGER TRANSACTIONS WITH PUBLICLY ANNOUNCED DEAL
VALUES.


                                                                              ANNOUNCE         DEAL          TOTAL
              SELLER                             ENTITY SOLD                    DATE          VALUE          ASSETS      RECEIVABLES
              ------                             -----------                  --------        -----          ------      -----------
 1  Pacific Business Funding Corp.      Pacific Business Funding Corp.          8/4/98        $9,504             NA        $20,000
 2  Epic Funding Corp.                  Epic Funding Corp.                     4/13/98          $541           $360           $157
 3  Pacific Financial Services Corp.    Pacific Financial Services Corp.       1/28/98        $3,000             NA         $3,000
 4  Phillips Industries Inc.            Phillips Factors Corp.                  2/4/97       $15,000             NA             NA
 5  EXXE Data Corp.                     EXXE Data Corp.                        1/23/97       $19,798             NA             NA
 6  TempFunds America, Inc.             TempFunds America Inc.                 8/12/96        $5,900             NA         $5,800
 7  National Business Finance Inc.      National Business Finance Inc.         8/12/96        $7,500         $8,400       $105,000
 8  The LINC Group Inc.                 LINC Financial Services Inc.           4/24/96        $3,200             NA             NA
 9  Providers Funding Corp.             Providers Funding Corp.                3/15/96        $1,000             NA             NA
10  Coast Savings Financial             CoastFed Business Credit Corporation   9/19/95      $150,000       $139,000       $139,000
 1  Booker Montague Leasing Ltd.        Booker Montague Leasing Ltd.           8/19/98        $3,925             NA             NA
 2  Metropolitan Life Insurance Co.     MetLife Capital Corp.                  8/14/98    $1,000,000             NA             NA
 3  Business Finance Corp.              Business Finance Corp.                 8/11/98        $2,300             NA         $3,000
 4  Bank of Tokyo-Mitsubishi Ltd.       Asset-based finance business           4/15/98      $600,000             NA       $600,000
 5  Nomura International PLC            AT&T Capital Corp.                    11/17/97    $1,610,000     $8,785,688     $5,987,217
 6  Gordon Brothers                     GBFC Inc.                             10/15/96       $40,000             NA             NA
 7  AT&T Capital Corp.                  AT&T Capital Corp.                      6/6/96    $2,137,983     $9,607,766     $8,024,649
 8  Astra Financial Inc.                Astra Financial Inc.                  11/16/95          $760         $2,600         $2,200
 9  LFC Financial Corp                  Beacon Business Credit Corp.           9/27/95       $12,500        $30,600        $28,100
10  Sterling West Bancorp               Sterling Business Credit Inc.          8/14/95       $16,675             NA             NA
11  Foothill Group, Inc.                Foothill Group, Inc.                   5/15/95      $463,749       $811,243       $726,345
 1  Nissan Motor Company Ltd.           Nissan Finance Corp. Ltd.              9/28/98      $105,462       $624,580             NA
 2  Cargill Inc.                        Cargill Leasing Corp.                   6/4/98      $220,000             NA             NA
 3  Jacom Computer Services Inc.        Jacom Computer Services Inc.           2/14/98      $191,999       $118,948         $3,655
 4  Granite Financial Inc.              Granite Financial Inc.                11/17/97      $119,958        $63,817        $13,018
 5  PrinCap Mortgage Warehouse Inc.     PrinCap Mortgage Warehouse Inc.        10/2/97      $123,738             NA       $133,800
 6  TLS Plc                             TLS Plc                                6/27/97      $113,635             NA             NA
 7  Odyssey Partners                    90% of Scotsman Holdings Inc.          4/14/97      $450,600       $443,219             NA
 8  Winthrop Resources Corp.            Winthrop Resources Corp.               2/14/97      $324,252       $350,110       $295,842
 9  Trans Ocean Ltd.                    Trans Ocean Ltd.                       7/25/96      $111,541       $421,747        $41,468
10  Municipal Financial Corporation     Municipal Leasing                      6/12/96      $158,330       $165,000             NA
11  Pitney Bowes Inc.                   Custom Vendor Finance                  6/12/96      $126,000             NA             NA
12  Storage Technology Corp.            StorageTek Financial Services           2/9/96      $253,538       $265,000             NA



                                        ------------------------------------------------------------------------------------------
                                                  AVERAGE                                   $254,618     $1,364,880       $896,236
                                                  MEDIAN                                    $111,541       $215,000        $34,784
                                        ------------------------------------------------------------------------------------------

                                        ------------------------------------------------------------------------------------------
                                                  MINIMUM                                       $541           $360           $157
                                                  MAXIMUM                                 $2,137,983     $9,607,766     $8,024,649
                                        ------------------------------------------------------------------------------------------



                    SELECTED FINANCE COMPANY M&A TRANSACTIONS
                      JANUARY 1, 1995 - SEPTEMBER 29, 1998

SELECTED FINANCE COMPANY MERGER TRANSACTIONS WITH PUBLICLY ANNOUNCED DEAL
VALUES.


                                                           LTM            LTM         PRICE /       PRICE
              SELLER                        EQUITY       EARNINGS       REVENUES       BOOK      LTM EARNINGS
              ------                        ------       --------       --------      -------    ------------
 1  Pacific Business Funding Corp.              NA             NA             NA            NA           NA
 2  Epic Funding Corp.                        $120           -$11           $225        450.83%          NA
 3  Pacific Financial Services Corp.            NA             NA             NA            NA           NA
 4  Phillips Industries Inc.                    NA             NA             NA            NA           NA
 5  EXXE Data Corp.                             NA             NA             NA            NA           NA
 6  TempFunds America, Inc.                 $5,000             NA             NA        118.00%          NA
 7  National Business Finance Inc.              NA         $3,000             NA            NA         2.5x
 8  The LINC Group Inc.                         NA             NA             NA            NA           NA
 9  Providers Funding Corp.                     NA             NA             NA            NA           NA
10  Coast Savings Financial                     NA             NA             NA            NA           NA
 1  Booker Montague Leasing Ltd.                NA             NA             NA            NA           NA
 2  Metropolitan Life Insurance Co.             NA             NA             NA            NA           NA
 3  Business Finance Corp.                      NA           $283           $929            NA         8.1x
 4  Bank of Tokyo-Mitsubishi Ltd.               NA             NA             NA            NA           NA
 5  Nomura International PLC              $749,575        $89,047     $1,448,123        214.79%       18.1x
 6  Gordon Brothers                             NA             NA             NA            NA           NA
 7  AT&T Capital Corp.                  $1,149,643       $139,516     $1,222,866        183.90%       15.3x
 8  Astra Financial Inc.                      $400             NA             NA        190.00%          NA
 9  LFC Financial Corp                          NA             NA             NA            NA           NA
10  Sterling West Bancorp                       NA           $955         $3,419            NA        17.5x
11  Foothill Group, Inc.                  $184,916        $28,029        $84,330        238.44%       16.6x
 1  Nissan Motor Company Ltd.                   NA             NA             NA            NA           NA
 2  Cargill Inc.                                NA             NA             NA            NA           NA
 3  Jacom Computer Services Inc.           $69,168        $17,126        $85,426        277.58%       11.2x
 4  Granite Financial Inc.                 $34,332         $2,602       $106,087        100.71%       46.1x
 5  PrinCap Mortgage Warehouse Inc.             NA             NA             NA            NA           NA
 6  TLS Plc                                     NA             NA             NA            NA           NA
 7  Odyssey Partners                       $48,138         $8,614       $175,674        936.06%       52.3x
 8  Winthrop Resources Corp.               $81,180        $14,714        $61,109        387.67%       22.0x
 9  Trans Ocean Ltd.                       $34,344         $5,513       $149,370        324.78%       20.2x
10  Municipal Financial Corporation             NA             NA             NA            NA           NA
11  Pitney Bowes Inc.                           NA             NA             NA            NA           NA
12  Storage Technology Corp.                    NA             NA             NA            NA           NA



                      -------------------------------------------------------------------------------------
                          AVERAGE         $214,256        $25,782       $303,414        311.16%       20.9X
                          MEDIAN           $48,138         $7,064        $85,426        238.44%       17.5X
                      -------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------
                          MINIMUM             $120           -$11           $225        100.71%        2.5X
                          MAXIMUM       $1,149,643       $139,516     $1,448,123        936.06%       52.3X
                      -------------------------------------------------------------------------------------



Factoring company mergers are in yellow; asset based lenders in blue and other speciality finance companies with deal values between $100 and $500 are in red. In addition to the factoring mergers listed above, there were 9 more deals without publicly announced transaction values.
All financials are in thousands; financials as of deal announcement.
Source: SNL Securities Financial Services M&A Database.

                        CAPITAL FACTORS HOLDING, INC.
      IMPLIED VALUATION MULTIPLES BASED ON SELECTED MERGER TRANSACTIONS

- PREMIUMS PAID ANALYSIS The following graph examines a range of prices based on 17 comparable merger transactions which have been announced since January 1, 1995 in which the Acquiror owned at least 75% of the Target before the merger and 100% after.

                                    [GRAPH]


                      IMPLIED PER SHARE VALUATION BASED ON
                       PREMIUMS OF COMPARABLE TRANSACTIONS

                                               DATE              PRICE                 MEDIAN                      PREMIUM(1)
                                               ----              -----                 ------                      ---------
Premium to 1 Day Trading Price               12-Oct-98           $16.25                $19.77        21.65%            21.6%
Premium to 1 Week Trading Price              05-Oct-98           $16.50                $20.67        25.25%            27.2%
Premium to 4 Week Trading Price              14-Sep-98           $16.94                $21.62        27.62%            33.0%



(1) Implied per share premium (or discount) to current market price of $16.250 on 10/21/98.

                             PREMIUMS PAID ANALYSIS


   - The premiums paid methodology involves the following steps:


     1. Selection of a group of recent merger and acquisition transactions in which the Acquiror owned at least 75% of the Target before the transaction and 100% after. The list of 17 selected transactions includes U.S. based Targets with transaction values of $150 million or less that have been announced since January 1, 1995.


     2. Determination of median premiums paid over historical stock prices for the selected transactions:

                      Premium to Stock Price 1 Day Before Announcement Premium to Stock Price 1 Week Before Announcement Premium to Stock Price 4 Weeks Before Announcement


     3. Applying the merger and acquisition median premium values determined to Capital Factors 1 day, 1 week and 4 week stock prices in order to imply acquisition values for the Company based on the premiums paid above.

                          SELECTED MERGER TRANSACTIONS

                        JANUARY 1, 1995 - OCTOBER 5, 1998

U.S. MERGER TRANSACTIONS IN WHICH THE ACQUIROR OWNED AT LEAST 75% OF THE TARGET
                       BEFORE THE MERGER AND 100% AFTER.

  DATE
EFFECTIVE   TARGET NAME                        TARGET BUSINESS DESCRIPTION       ACQUIROR NAME
---------   -----------                        ---------------------------       -------------

09/25/98    Group 1 Software Inc                 Develop software                  COMNET Corp
05/20/98    XLConnect Solutions Inc              Pvd integrated sys design svcs    Xerox Corp
01/30/98    Steck-Vaughn Publishing Corp         Publish books, magazines          Harcourt General Inc
12/23/97    Seaman Furniture Co                  Own,op ret furniture stores       Investor Group
12/16/97    Guaranty National Corp               Insurance company                 Orion Capital Corp
09/05/97    Golden Poultry Co Inc                Produce,wholesale poultry         Gold Kist Inc
07/09/97    Mafco Consolidated Grp(Mafco)        Mnfr cosmetics,beauty products    Mafco Holdings Inc
03/26/97    Bally's Grand Inc                    Own and operate casino hotels     Hilton Hotels Corp
12/31/96    LXE(Electromagnetic Sciences)        Mnfr microwave components         Electromagnetic Sciences Inc
12/31/96    Bankers Life Holding(Conseco)        Life ins co;holding company       Conseco Inc
11/27/96    WCI Steel Inc(Renco Group Inc)       Manufacture steel                 Renco Group Inc
06/27/96    Bobbie Brooks Inc(Pubco Corp)        Manufacture women's apparel       Pubco Corp
04/26/96    Great American Mgmt & Invt Inc       Invt advice and financial svcs    Equity Holdings,Chicago,IL
12/21/95    SCOR US Corp(SCOR SA)                Reinsurance holding company       SCOR
12/05/95    Sportmart Inc                        Sporting goods,bicycle shops      Investor
11/30/95    Grand Gaming Corp                    Own,operate casinos               Grand Casinos Inc
07/12/95    Rust International Inc               Provide engineering services      WMX Technologies Inc

                                                                             %          TARGETS
                                                               % OF        AFTER      EQUITY VALUE
  DATE                                                         SHARES      TRANS-       IN MERGER
EFFECTIVE   TARGET NAME                          STATUS       ACQUIRED     ACTION        ($MIL)
---------   -----------                          ------       --------    -------     --------------
09/25/98    Group 1 Software Inc                 Completed     18.80%        100%            $59.6
05/20/98    XLConnect Solutions Inc              Completed     20.00%        100%            354.5
01/30/98    Steck-Vaughn Publishing Corp         Completed     17.00%        100%            215.9
12/23/97    Seaman Furniture Co                  Completed     20.00%        100%            122.5
12/16/97    Guaranty National Corp               Completed     22.70%        100%            554.2
09/05/97    Golden Poultry Co Inc                Completed     25.00%        100%            206.9
07/09/97    Mafco Consolidated Grp(Mafco)        Completed     15.00%        100%            778.5
03/26/97    Bally's Grand Inc                    Completed      7.47%        100%            468.7
12/31/96    LXE(Electromagnetic Sciences)        Completed     22.20%        100%             74.4
12/31/96    Bankers Life Holding(Conseco)        Completed     11.50%        100%          1,236.8
11/27/96    WCI Steel Inc(Renco Group Inc)       Completed     15.53%        100%            364.0
06/27/96    Bobbie Brooks Inc(Pubco Corp)        Completed     10.00%        100%              4.7
04/26/96    Great American Mgmt & Invt Inc       Completed     15.60%        100%            459.8
12/21/95    SCOR US Corp(SCOR SA)                Completed     20.00%        100%            281.6
12/05/95    Sportmart Inc                        Completed      7.07%        100%             17.9
11/30/95    Grand Gaming Corp                    Completed     22.20%        100%            164.3
07/12/95    Rust International Inc               Completed      3.61%        100%          1,366.4

                        AVERAGE                                16.10%        100%            395.9

                        MEDIAN                                 17.00%        100%            281.6

                        MINIMUM                                 3.61%        100%              4.7

                        MAXIMUM                                25.00%        100%          1,366.4



Transactions with no pre-transaction trading values, from which to calculate a premium, have been eliminated.
Transaction values of $150 million or less.
Source:  Securities Data Company, Inc.

                          SELECTED MERGER TRANSACTIONS

                        JANUARY 1, 1995 - OCTOBER 5, 1998


U.S. MERGER TRANSACTIONS IN WHICH THE ACQUIROR OWNED AT LEAST 75% OF THE TARGET
                       BEFORE THE MERGER AND 100% AFTER.




                                      TARGET         BOOK        TARGET       MERGER
                                        LTM         VALUE        COMMON        PRICE
                                    NET INCOME        PER        EQUITY         PER
TARGET NAME                           ($MIL)        SHARE        ($MIL)        SHARE
-----------                         ----------      -----         -----        -----

Group 1 Software Inc                 ($   2.0)     $   6.8     $   29.0     $   13.73
XLConnect Solutions Inc                   3.9          3.4         56.2         20.00
SteckVaughn Publishing Corp               3.2          4.2         59.7         14.75
Seaman Furniture Co                       4.1         23.3        105.6         25.05
Guaranty National Corp                   36.0         17.3        259.8         36.00
Golden Poultry Co Inc                    16.0          7.2        104.4         14.25
Mafco Consolidated Grp(Mafco)           119.3         10.1        233.8         33.50
Bally's Grand Inc                        23.0         14.0        118.6         52.75
LXE(Electromagnetic Sciences)             0.3          5.9         32.9         13.13
Bankers Life Holding(Conseco)           140.3         19.9        980.3         25.00
WCI Steel Inc(Renco Group Inc)            3.2          2.0         73.5         10.00
Bobbie Brooks Inc(Pubco Corp)             2.0          3.6         17.8          0.96
Great American Mgmt & Invt Inc          150.3         26.9        247.5         50.00
SCOR US Corp(SCOR SA)                    14.3         15.0        272.7         15.25
Sportmart Inc                             6.5          2.2         11.4          3.47
Grand Gaming Corp                        (1.9)         1.6         51.7          5.06
Rust International Inc                   68.5         11.6        965.2         16.35


                                               PRICES BEFORE
                                             ANNOUNCEMENT DATE                             PREMIUMS
                                     ---------------------------------------  ----------------------------------
TARGET NAME                              1 DAY       1 WEEK      4 WEEKS        1 DAY        1 WEEK      4 WEEKS
-----------                          ---------------------------------------  ----------------------------------
Group 1 Software Inc                 $    8.00    $    8.50    $    8.00       71.63%        61.53%        71.63%
XLConnect Solutions Inc                  22.50        17.38        16.38      (11.11%)       15.11%        22.14%
SteckVaughn Publishing Corp              12.13        11.13        11.88       21.65%        32.58%        24.21%
Seaman Furniture Co                      20.63        20.00        20.63       21.45%        25.25%        21.45%
Guaranty National Corp                   32.50        29.06        28.19       10.77%        23.87%        27.72%
Golden Poultry Co Inc                     9.38         9.50        10.25       52.00%        50.00%        39.02%
Mafco Consolidated Grp(Mafco)            27.13        27.13        26.25       23.50%        23.50%        27.62%
Bally's Grand Inc                        41.25        40.63        40.25       27.88%        29.85%        31.06%
LXE(Electromagnetic Sciences)            10.75        11.50        11.00       22.14%        14.17%        19.36%
Bankers Life Holding(Conseco)            21.75        22.63        22.38       14.94%        10.50%        11.73%
WCI Steel Inc(Renco Group Inc)            8.50         7.75         5.63       17.65%        29.03%        77.78%
Bobbie Brooks Inc(Pubco Corp)             1.13         1.13         1.31      (14.67%)      (14.67%)      (26.86%)
Great American Mgmt & Invt Inc           48.75        48.00        48.25        2.56%         4.17%         3.63%
SCOR US Corp(SCOR SA)                    11.13        11.25        11.00       37.08%        35.56%        38.64%
Sportmart Inc                             3.25         3.63         4.94        6.77%        (4.28%)      (29.72%)
Grand Gaming Corp                         3.75         3.75         3.25       34.93%        34.93%        55.69%
Rust International Inc                   12.88        11.75        11.75       26.99%        39.15%        39.15%



                                                     AVERAGE                   21.54%        24.13%        26.72%

                                                     MEDIAN                    21.65%        25.25%        27.62%

                                                     MINIMUM                  (14.67%)      (14.67%)      (29.72%)

                                                     MAXIMUM                   71.63%        61.53%        77.78%



Transactions with no pretransaction trading values, from which to calculate a premium, have been eliminated.
Transaction values of $150 million or less.
Source:  Securities Data Company, Inc.

                            CAPITAL FACTORS HLDG INC
               PRICE / VOLUME CHART 7/11/96 THROUGH OCT. 12, 1998

                                    [GRAPH]




                                                            OPEN         HIGH           LOW           CLOSE
                                                            ----         ----           ---           -----
                           CAPITAL FACTORS HLDG INC        $8.50        $19.75         $8.50          $16.38             --
                           DATE                            7/11/96      4/30/98        7/11/96       10/12/98            --
                           % CHG FROM OPEN                   --         132.4%          0.0%          92.6%              --
                           AVERAGE DAILY VOLUME ('000)       --           --             --             --              9.5


Source: FactSet Data Systems

                            CAPITAL FACTORS HLDG INC
            PRICE / VOLUME CHART OCT. 13, 1997 THROUGH OCT. 12, 1998


                                    [GRAPH]


                                                             OPEN              HIGH         LOW           CLOSE
                                                             ----              ----         ---           -----
                           CAPITAL FACTORS HLDG INC         $19.25            $19.75       $15.50         $16.38             --
                           DATE                            10/13/97           4/30/98       9/3/98       10/12/98            --
                           % CHG FROM OPEN                    --               2.6%       (19.5%)        (14.9%)             --
                           AVERAGE DAILY VOLUME ('000)        --                --           --             --               6.9

Source: FactSet Data Systems

                            CAPITAL FACTORS HLDG INC
               PRICE / VOLUME CHART 9/11/98 THROUGH OCT. 12, 1998


                                    [GRAPH]

                                                             OPEN              HIGH         LOW           CLOSE
                                                             ----              ----         ---           -----
                           CAPITAL FACTORS HLDG INC        $16.25            $17.13       $16.00         $16.38             --
                           DATE                            9/11/98           9/30/98      9/17/98       10/12/98            --
                           % CHG FROM OPEN                   --               5.4%        (1.5%)          0.8%              --
                           AVERAGE DAILY VOLUME ('000)       --                --           --             --               5.1

Source: FactSet Data Systems

                            CAPITAL FACTORS HLDG INC
                            Historical Price Summary

        1994 - 1998 YTD                   1997                         1996                        1995
        ----------------------      ----------------------       ----------------------      ----------------------
        High Close      $19.75      High Close      $19.38       High Close      $13.25      High Close      #N/A
        Low Close       $8.50       Low Close       $12.50       Low Close       $8.50       Low Close       #N/A
        High Volume     448,100     High Volume     70,200       High Volume     429,000     High Volume     #N/A
        Low Volume      0           Low Volume      0            Low Volume      0           Low Volume      0
        Average Volume  9,470       Average Volume  6,887        Average Volume  17,719      Average Volume  #N/A



          1998 FIRST QUARTER         1997 FIRST QUARTER           1996 FIRST QUARTER           1995 FIRST QUARTER
        ----------------------      ----------------------       ----------------------      ----------------------
        High Close      $19.00      High Close      $15.38       High Close      #N/A        High Close      #N/A
        Low Close       $15.75      Low Close       $12.50       Low Close       #N/A        Low Close       #N/A
        High Volume     75,700      High Volume     68,000       High Volume     #N/A        High Volume     #N/A
        Low Volume      0           Low Volume      0            Low Volume      0           Low Volume      0
        Average Volume  7,502       Average Volume  6,208        Average Volume  #N/A        Average Volume  #N/A


        1998 SECOND QUARTER          1997 SECOND QUARTER          1996 SECOND QUARTER         1995 SECOND QUARTER
        ----------------------      ----------------------       ----------------------      ----------------------
        High Close      $19.75      High Close      $17.50       High Close      #N/A        High Close      #N/A
        Low Close       $17.63      Low Close       $13.25       Low Close       #N/A        Low Close       #N/A
        High Volume     31,600      High Volume     51,200       High Volume     #N/A        High Volume     #N/A
        Low Volume      0           Low Volume      0            Low Volume      0           Low Volume      0
        Average Volume  5,189       Average Volume  6,964        Average Volume  #N/A        Average Volume  #N/A


        1998 THIRD QUARTER           1997 THIRD QUARTER           1996 THIRD QUARTER          1995 THIRD QUARTER
        ----------------------      ----------------------       ----------------------      ----------------------
        High Close      $17.88      High Close      $19.38       High Close      $10.25      High Close      #N/A
        Low Close       $15.50      Low Close       $16.75       Low Close       $8.50       Low Close       #N/A
        High Volume     448,100     High Volume     70,200       High Volume     429,000     High Volume     #N/A
        Low Volume      0           Low Volume      0            Low Volume      0           Low Volume      0
        Average Volume  11,105      Average Volume  10,563       Average Volume  28,156      Average Volume  #N/A


                                     1997 FOURTH QUARTER          1996 FOURTH QUARTER         1995 FOURTH QUARTER
                                    -----------------------      ----------------------      ----------------------
                                    High Close       $19.25      High Close      $13.25      High Close      #N/A
                                    Low Close        $16.50      Low Close       $10.13      Low Close       #N/A
                                    High Volume      44,100      High Volume     70,300      High Volume     #N/A
                                    Low Volume       0           Low Volume      0           Low Volume      0
                                    Average Volume   3,791       Average Volume  8,423       Average Volume  #N/A




                1994
        ----------------------
        High Close      #N/A
        Low Close       #N/A
        High Volume     #N/A
        Low Volume      0
        Average Volume  #N/A



        1994 FIRST QUARTER
        ----------------------
        High Close      #N/A
        Low Close       #N/A
        High Volume     #N/A
        Low Volume      0
        Average Volume  #N/A


        1994 SECOND QUARTER
        ----------------------
        High Close      #N/A
        Low Close       #N/A
        High Volume     #N/A
        Low Volume      0
        Average Volume  #N/A


        1994 THIRD QUARTER
        ----------------------
        High Close      #N/A
        Low Close       #N/A
        High Volume     #N/A
        Low Volume      0
        Average Volume  #N/A


        1994 FOURTH QUARTER
        ----------------------
        High Close      #N/A
        Low Close       #N/A
        High Volume     #N/A
        Low Volume      0
        Average Volume  #N/A


Source: FactSet Data Systems

                         CAPITAL FACTORS HOLDING, INC.
                               EXECUTIVE SUMMARY


 COMPARABLE FACTORS AND FACTORING VOLUME

       Factoring Volume (in millions)
                                                                      YEAR ENDED
                                             --------------------------------------------------------
       COMPANY                                 1997        1996        1995        1994         1993
       -------                                 ----        ----        ----        ----         ----
       BNY Financial                         $15,125     $11,200     $11,100      $10,500      $7,600
       CIT Group/Coml.Serv.                   13,700      13,208      12,702       13,576      12,620 (1)
       NationsBanc Commercial                  8,200       7,734       7,856        7,615       7,344 (1)
       Heller Financial                        7,400       7,000       6,200        6,500       6,395
       Republic Business Credit                5,600       5,520       5,260        5,360       4,760
       Congress-Talcott Corp.                  4,000       3,786       4,023        4,250       4,026
       SunTrust Bank                           3,273       3,347       3,175        3,230       3,255
       Century Business Credit                 3,254       2,796       2,403        2,014       1,546
       Capital Factors                         3,253       2,600       2,001        1,523       1,327
       Finova Capital                          2,900       2,900       2,000        1,100         810 (1)
       Milberg Factors                         2,010       1,705       1,520        1,405       1,210
       Rosenthal & Rosenthal                   1,920       1,660       1,537        1,420       1,310
       Sterling Factors                          402         325         225          187         170
       Total (2)                             $71,037     $63,781     $60,902      $59,582     $56,990




   (1) DNR estimates.
   (2) Totals for years prior to 1995 are as previously reported and may not add up because the figures include volume of factors that have been merged out of existence.
       Source:  DNR, Friday, February 27, 1998


                                       1